04045061

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ChinaCast Communications

*CURRENT ADDRESS Holdings Limited

Canon's Court

22 Victoria Street

Hamilton HM12

**FORMER NAME Bermuda

**NEW ADDRESS

PROCESSED
SEP 27 2004
THOMSON
FINANCIAL

FILE NO. 82- 34811 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 9/22/04

RECEIVED
2004 SEP 22 P 2:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

双威通讯 ChinaCast

**NEWS RELEASE**

## CHINACAST TO LIST ON SGX MAIN BOARD

### - First PRC satellite telecommunications group to list in Singapore

*Singapore, March 31, 2004* – ChinaCast Communication Holdings ("ChinaCast"), a provider of solutions based on satellite broadband and internet technology in the PRC, today announced that it has lodged its preliminary prospectus with the Monetary Authority of Singapore for a Main Board listing on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Through its wholly owned subsidiary, ChinaCast Technology (Shanghai) Limited, ChinaCast provides solutions to its end customers in the PRC via ChinaCast Lixiang (collectively the "ChinaCast Business").

SBI E2-Capital is the Manager for ChinaCast's initial public offer.

**ChinaCast Satellite Broadband based Solutions**


INTERNET



15/F, Ruoy Chai Building
No. 8, Yong An-Dongli
Jianguomenwai, Chaoyang District
Beijing, China 100022
Tel: 86-10-6566-7788, Fax: 6566-9376

**ChinaCast's core business**

Established in 1999 and headquartered in Beijing, the ChinaCast Business provides satellite-based broadband internet solutions to educational institutions, government agencies, enterprises and multinational companies throughout the People's Republic of China and is today the leading privately held satellite services group in the PRC. The ChinaCast Business designs, develops, installs, operates and maintains a wide variety of IP-based solutions including private networks, corporate video and audio broadcasting, interactive distance learning, multicast streaming, and high-speed internet access services.

ChinaCast provides two major business solutions. They are (i) Education/Training Products and Services and (ii) Enterprise Networking Products and Services.

ChinaCast's Education/Training Products and Services, which are offered to universities, K-12 (primary, middle and high schools) and corporate training customers, consist of broadband satellite network services, interactive distance learning applications, multimedia education content and broadband educational portals. ChinaCast is currently providing distance learning courses via its nationwide satellite broadband network to 15 major universities and over 300 remote classrooms serving over 70,000 students.

ChinaCast's K-12 education products and solutions include multimedia educational content, course generation software tools used by teachers to prepare their lessons and broadband content distribution services to deliver this information to schools. Through its alliance with Teacher.com.cn, the ChinaCast Business is currently providing education and multimedia content to 20,000 teachers which have enrolled for various training courses and degree programs.

In addition, ChinaCast offers training solutions to enterprises and government agencies which provide in-house training for their staff located at different locations in the PRC. The ChinaCast Business also provides IT certification courses, including Cisco CCNA, Microsoft MCSD and Oracle OCP, and management training courses such as the Certified Financial Analyst ("CFA") program.

The Group's Enterprise Networking Products and Services solution provides networking solutions to corporations, government agencies and multinational companies that require corporate wide data, video and voice communications and is especially well-suited for enterprises with branches in remote parts of the PRC which are not well served by terrestrial networks. Examples of such enterprises are banks, petrol companies, lottery companies and auto dealerships.

Chinacast's strategic investors include Hughes Network Systems, the world's leading satellite network solutions provider, and well-known IT venture capital firms such as Intel Capital and Sunevision.

As a turnkey provider of training solutions, education content and broadband satellite network services, ChinaCast has the capabilities of providing an entire array of services to its end customers which include major universities such as Beijing University and Shan'anxi Normal University and government agencies such as the Ministry of Labor and the China Coal Ministry.

**The potential of Satellite Broadband Technology**

Said Mr Peter Choo, CEO of SBI E-2 Capital, "ChinaCast has a unique proposition for its customers as terrestrial networks require heavy initial capital investments and a long time to install the necessary infrastructure.

As a result many areas of the PRC are underserved by existing telecommunication carriers. ChinaCast's broadband satellite solutions have several advantages over terrestrial networks in that they are able to reach the remotest areas of the PRC; are less costly to deploy, maintain and operate; are more reliable with far fewer potential points of failure; can be rolled out in a fraction of the time required for a comparable terrestrial network; and are ideal for point to multipoint broadcast of bandwidth-intensive multimedia information."

To meet the exponential growth in broadband communication services in the PRC, the ChinaCast Business has a state-of-the art, multimillion dollar Satellite Network Operations Center (NOC) in Beijing. The ChinaCast NOC is the central hub of the nationwide network and transmits via the Asiasat 3S satellite to VSAT (Very Small Aperture Terminal) satellite dishes installed directly at customer locations throughout the country.

**First mover in a vast market**

Said Ron Chan, ChinaCast's CEO, "We are one of the first providers of second generation IP-based satellite broadband services in China and are well-positioned to capitalize on the fast growth of the education/training and enterprise networking market. Given the severe lack of resources to cater to the increasing number of university students, the PRC government has issued licenses to over 66 universities and tertiary institutes in the PRC to offer certified distance learning courses. So far we have captured a leading market share in this segment by signing up 15 of these universities to provide interactive distance learning services to over 70,000 university students. Many more universities are planning to launch similar distance learning initiatives and we believe there is strong upside potential for this segment.

There are also over 660,000 elementary and high schools and more than 10 million teachers and principals in the PRC that require continuous education skills training. We are thus also experiencing strong demand in the K-12 education sector and are in the process of implementing a nationwide network for up to 20,000 K-12 schools through our Teacher.com.cn partnership."

Due to the PRC's entry into the World Trade Organisation and the influx of foreign direct investment, Chinese companies are facing more competition as global competitors enter the local market. Enterprises such as banks, insurance, manufacturing, retail, petrol and automobile companies are therefore upgrading their IT infrastructure to make business processes more efficient and cost-effective. Thus, we anticipate strong growth in demand for our enterprise networking services to provide turnkey for applications such as customer relationship management (CRM), supply chain management, point-of-sale (POS), credit card authorization, intranets, corporate training, business TV and other IT platform upgrade initiatives.

**Financial Highlights**

For FY2002, ChinaCast registered a turnover of RMB77.4 million, an increase of 178.4% from RMB27.8 million the year before. The Group reported a profit before tax of RMB16.9 million in FY2002 compared to a loss of RMB38.6 million in the previous corresponding period.

For the 9 months ended 30 September 2003, ChinaCast registered a turnover of RMB58.3 million, compared to RMB58.0 million in the same period the year before. The Group reported a profit before tax of RMB28.0 million for the 9 months ended 30 September 2003, up 156.4% from RMB11.7 million in the previous corresponding period.

| | | |
|---|---|---|
| ISSUED ON BEHALF OF | : | ChinaCast Communication Holdings Limited |
| BY | : | Citigate Dewe Rogerson i.MAGE Pte Ltd<br>1 Raffles Place<br>#26-02 OUB Centre<br>SINGAPORE 048941 |
| CONTACT | : | Ms Christina Martinsson / Mr Andrew Cheng<br>at telephone |
| DURING OFFICE HOURS | : | 6534-5122 (Office) |
| AFTER OFFICE HOURS | : | 9170-2384 / 9633-7377 (Handphone) |
| Email | : | christina.martinsson@citigatedrimage.com /<br>andrew.cheng@citigatedrimage.com |

031/04/031/CCH
March 31, 2004

双威通讯
ChinaCast

## NEWS RELEASE

## CHINACAST LAUNCHES IPO AT S$0.49 PER SHARE

*Singapore, May 3, 2004* – ChinaCast Communication Holdings Limited ("ChinaCast"), a provider of solutions based on satellite broadband and Internet technology in the PRC, has launched its initial public offering ("IPO") of 110.5 million shares at S$0.49 per share today. The Group will be listed on the Main Board of the Singapore Exchange Securities Trading Limited ("SGX-ST"). Through its wholly owned subsidiary, ChinaCast Technology (Shanghai) Limited, ChinaCast provides solutions to its end customers in the PRC via ChinaCast Lixiang (collectively the "ChinaCast Business").

Commenting on the IPO launch, Mr Ron Chan, Chief Executive Officer of ChinaCast said: "I am delighted that we have reached this milestone in our corporate history. We are now poised to embark on a new phase of growth. The listing will provide us with the financial resources to capitalize on the fast growth of the education/training and enterprise networking markets in China."

"The response from institutional investors during the roadshows in Singapore, Hong Kong and Europe has been very strong. This is a testimony of investors' confidence in ChinaCast's strong fundamentals and prospects. Investors are indeed impressed with the track record of the management team. ChinaCast has developed a market focused and profit driven business model and has turned profitable only 18 months after the start of commercial operations," said Mr Peter Choo, CEO of SBI E2-Capital Pte Ltd.



15/F, Ruoy Chai Building
No. 8, Yong An-Dongli
Jianguomenwai, Chaoyang District
Beijing, China 100022
Tel: 86-10-6566-7788, Fax: 6566-9376
www.chinacastcomm.com

## The Offer

The offer of 110.5 million New Shares represents 25.01% of ChinaCast's enlarged share capital of 441,816,501 shares. The invitation structure is as follows:

- 4,000,000 Offer Shares; and
- 106,500,000 Placement Shares (including 5,500,000 Reserved Shares and 4,000,000 Internet Placement Shares)

At S$0.49 per share, ChinaCast is priced at a historical price earnings ratio of 68.44 times, based on its net earnings per share of 0.716 cents for FY2002 and pre-invitation share capital of 331,316,501 shares.

The public offer opens at 9.00 am on May 4, 2004 and will close at 12.00 noon on May 12, 2004. Trading for the shares is expected to commence at 9.00 am on May 14, 2004.

SBI E2-Capital Pte Ltd is the Manager for ChinaCast's IPO.

## Use of Proceeds

ChinaCast plans to use the estimated net proceeds of S$50.5 million raised from its IPO as follows:

- approximately S$20.0 million to fund new product development and solutions;
- approximately S$10.0 million to fund the sales and marketing efforts to acquire new customers and to increase marketing to existing customers;

- approximately S$10.0 million to fund the acquisition of businesses, products and technologies that are complementary to ChinaCast's; and
- the balance for working capital requirements for inventory and other general corporate purposes.

**Corporate Profile**

Established in 1999 and headquartered in Beijing, the ChinaCast Business provides satellite-based broadband Internet solutions to educational institutions, government agencies, enterprises and multinational companies throughout the PRC and is today the leading privately held satellite-based services group in the PRC. The ChinaCast Business installs, operates and maintains a wide variety of solutions including private networks, corporate video and audio broadcasting, interactive distance learning, multicast streaming, and high-speed Internet access services. ChinaCast provides two major business solutions. They are (i) Education/Training Products and Services and (ii) Enterprise Networking Products and Services.

The ChinaCast Business offers its Education and Training Products and Services to universities, primary and middle schools (K-12) and corporate training customers, including broadband satellite network services, interactive distance learning applications, multimedia education content and broadband educational portals.

ChinaCast is one of the first to have entered the lucrative educational distance learning market in China and already today has a leading market position in this segment. It is currently providing interactive distance learning solutions to over 15 major universities and over 300 remote classrooms educating over 70,000 students in the PRC. Through its alliance with teacher.com, a joint venture set up to provide teacher and administrator training, ChinaCast provides education and multimedia content to more than 20,000 teachers.

In addition, ChinaCast also offers IT certification and management training courses.

The ChinaCast Business' Enterprise Networking Products and Solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC such as banks, petrol companies, lottery companies and car dealerships. ChinaCast's broadband satellite solutions are especially well-suited for enterprises with branches in remote parts of the PRC, which are underserved by terrestrial broadband service providers. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Said Ron Chan: "Many broadband operators rely mainly on terrestrial networks which do not have extensive coverage especially in the less developed rural areas of the PRC. Consequently our solutions are an attractive alternative for business entities which require nationwide broadband coverage and wish to work with only one turnkey service provider."

ChinaCast is spearheaded by an experienced management team, with an average of more than 15 years of experience in their respective areas of expertise in the IT and Telecom industry in Asia and with well-established business relationships in the PRC.

ChinaCast's strategic investors include Hughes Network Systems, the world's leading satellite network solutions provider, and well-known IT venture capital firms such as Intel Capital and Sunevision.

**ChinaCast's Satellite Technology**

ChinaCast's solutions are based on a broadband satellite platform which is the most cost effective means of transmitting and receiving information throughout the PRC.

Since terrestrial networks require heavy initial capital investment and a long time to install, satellite networks, and more specifically VSAT (Very Small Aperture Terminal) remote terminals, are used extensively in many areas of the PRC, especially those which are underserved by terrestrial communications services.

To meet the fast growing broadband communication needs in the PRC, the ChinaCast Business has established a nationwide VSAT broadband satellite network which consists of three main components: the ChinaCast Network Operations Center ("CNOC"), a Satellite, and VSAT Remote Terminals.

**Growth Prospects**

As an important part of its education development strategy for their Tenth Five-Year Plan, the PRC government has issued licenses to over 67 universities in the PRC to offer certified distance learning courses. Many universities are thus planning to launch distance learning initiatives in the near future. There are also over 660,000 elementary and high schools and more than 10 million teachers and principals in the PRC that require continuous education skills training. As a result, ChinaCast is also experiencing a strong demand in the K-12 education sector.

Through its ability to provide education solutions through its nationwide satellite broadband service and its alliances with leading content providers and educational institutions, the ChinaCast Business is uniquely positioned to capitalize on the opportunities in the fast growing PRC education market.

Due to the PRC's entry into the World Trade Organisation and the influx of foreign direct investment, Chinese companies are facing more competition as global competitors enter the local market. Enterprises such as banks, insurance, manufacturing, retail, petrol and automobile companies are therefore upgrading their IT infrastructure to make business processes more efficient and cost-effective.

To capitalize on this trend, the ChinaCast Business will continue to develop new solutions to expand into the enterprise networking market. Vertical segments in this market include: banking/financial, retail, manufacturing, multinationals,etc.

**Financial Highlights**

For FY2002, ChinaCast registered a turnover of RMB77.4 million, an increase of 178.4% from RMB27.8 million the year before. The Group reported a profit before tax of RMB16.9 million in FY2002 compared to a loss of RMB38.6 million in the previous corresponding period.

For the 9 months ended 30 September 2003, ChinaCast registered a turnover of RMB58.3 million, compared to RMB58.0 million in the same period the year before. The Group reported a profit before tax of RMB28.0 million for the 9 months ended 30 September 2003, up 139.3% from RMB11.7 million in the previous corresponding period.


| | | | |
|---|---|---|---|
| ISSUED ON BEHALF OF | : | ChinaCast Communication Holdings Limited | |
| BY | : | Citigate Dewe Rogerson i.MAGE Pte Ltd<br>1 Raffles Place<br>#26-02 OUB Centre<br>SINGAPORE 048941 | |
| CONTACT | : | Ms Dolores Phua / Mr Andrew Cheng<br>at telephone | |
| DURING OFFICE HOURS | : | 6534-5122 | (Office) |
| AFTER OFFICE HOURS: | | 9750-8237 / 9633-7377 | (Handphone) |
| Email | : | dolores.phua@citigatedrimage.com /<br>andrew.cheng@citigatedrimage.com | |


037/04/037/CCH
May 3, 2004

双威通讯
ChinaCast

**NEWS RELEASE**

**CHINACAST'S 97 MILLION PLACEMENT SHARES FULLY PLACED**

*Singapore, May 11, 2004* – ChinaCast Communication Holdings Limited ("ChinaCast"), a provider of solutions based on satellite broadband and Internet technology in the PRC, today announced that its Placement Shares (excluding the Internet Placement Shares and the Reserved Shares) of 97 million shares have been fully placed.

ChinaCast has received strong response to the placement portion of its IPO. A total of 52.51 million placement shares or 54% of the placement tranche has been allotted to institutional investors. Of this, approximately 50.6% has been placed with international institutional investors. No single placee has been allotted more than 5% of the IPO size.

Mr Ron Chan, Chief Executive Officer of ChinaCast said: "The good demand from institutional investors is an endorsement of ChinaCast's business fundamentals. The IPO marks a new and exciting chapter for ChinaCast, giving us the impetus to develop our business further."

Mr Choo Chee Kong, CEO of SBI E2-Capital: "We are delighted with the strong response to ChinaCast's Placement Shares offering and the high level of interest shown by overseas institutional fund managers. This is a vote of confidence in ChinaCast's business and growth prospects."



15/F, Ruoy Chai Building
No. 8, Yong An-Dongli
Jianguomenwai, Chaoyang District
Beijing, China 100022
Tel: 86-10-6566-7788, Fax: 6566-9376
www.chinacastcomm.com

In connection with its listing on the Main Board of the Singapore Exchange Securities Trading Limited ("SGX-ST"), ChinaCast offered 110.5 million New Shares at S$0.49 each. The Invitation comprises 4 million Offer Shares by way of public offer and 106.5 million Placement Shares, including 97 million Placement Shares, 4 million Internet Placement Shares through the IPO website www.ePublicOffer.com and 5.5 million Reserved Shares.

SBI E2-Capital Pte Ltd is the Manager for ChinaCast's IPO. The public offer will close at 12.00 noon on May 12, 2004. Trading for the shares is expected to commence at 9.00 am on May 14, 2004. Anyone who wishes to acquire the shares of ChinaCast will need to make an application as set out in the prospectus of ChinaCast dated 30 April 2004 (the "Prospectus").

Copies of the Prospectus and the Application Forms may be obtained on request, subject to availability, from SBI E2-Capital Securities Pte Ltd, 5 Shenton Way, #09-08 UIC Building, Singapore 068808, and from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. A copy of this Prospectus is also available on the SGX-ST website http://www.sgx.com.

**Corporate Profile**

Established in 1999 and headquartered in Beijing, the ChinaCast Business provides satellite-based broadband Internet solutions to educational institutions, government agencies, enterprises and multinational companies throughout the PRC and is today the leading privately held satellite-based services group in the PRC. The ChinaCast Business installs, operates and maintains a wide variety of solutions including private networks, corporate video and audio broadcasting, interactive distance learning, multicast streaming, and high-speed Internet access services. ChinaCast provides two major business solutions. They are (i) Education/Training Products and Services and (ii) Enterprise Networking Products and Services.

The ChinaCast Business offers its Education and Training Products and Services to universities, primary and middle schools (K-12) and corporate training customers, including broadband satellite network services, interactive distance learning applications, multimedia education content and broadband educational portals.

ChinaCast is one of the first to have entered the lucrative educational distance learning market in China and already today has a leading market position in this segment. It is currently providing interactive distance learning solutions to over 15 major universities and over 300 remote classrooms educating over 70,000 students in the PRC. Through its alliance with teacher.com, a joint venture set up to provide teacher and administrator training, ChinaCast provides education and multimedia content to more than 20,000 teachers. In addition, ChinaCast also offers IT certification and management training courses.

The ChinaCast Business's Enterprise Networking Products and Solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC such as banks, petrol companies, lottery companies and car dealerships. ChinaCast's broadband satellite solutions are especially well-suited for enterprises with branches in remote parts of the PRC, which are underserved by terrestrial broadband service providers. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

**Financial Highlights**

For FY2002, ChinaCast registered a turnover of RMB77.4 million, an increase of 178.4% from RMB27.8 million the year before. The Group reported a profit before tax of RMB16.9 million in FY2002 compared to a loss of RMB38.6 million in the previous corresponding period.

For the 9 months ended 30 September 2003, ChinaCast registered a turnover of RMB58.3 million, compared to RMB58.0 million in the same period the year before. The Group reported a profit before tax of RMB28.0 million for the 9 months ended 30 September 2003, up 139.3% from RMB11.7 million in the previous corresponding period.

---


| | | |
|---|---|---|
| ISSUED ON BEHALF OF | : | ChinaCast Communication Holdings Limited |
| BY | : | Citigate Dewe Rogerson i.MAGE Pte Ltd<br>1 Raffles Place<br>#26-02 OUB Centre<br>SINGAPORE 048941 |
| CONTACT | : | Ms Christina Martinsson / Ms Dolores Phua<br>at telephone |
| DURING OFFICE HOURS | : | 6534-5122 (Office) |
| AFTER OFFICE HOURS: | | 9170-2384 / 9750-8237 (Handphone) |
| Email | : | christina.martinsson@citigatedrimage.com<br>dolores.phua@citigatedrimage.com |


---

043/04/043/CCH
May 11, 2004

双威通讯
ChinaCast

**NEWS RELEASE**

# CHINACAST'S IPO RECEIVED APPLICATION MONIES OF APPROXIMATELY S$140.3 MILLION FOR ITS NEW SHARES

*Singapore, May 13, 2004* – ChinaCast Communication Holdings Limited ("ChinaCast"), a provider of solutions based on satellite broadband and Internet technology in the PRC, today announced that there were 5,967 valid applications for the enlarged number of 4,310,000 Offer Shares available to the public for subscription (comprising 4,000,000 Offer Shares and 210,000 Placement Shares and 100,000 Internet Placement Shares in respect of invalid applications). In total, these applicants applied for 180,259,000 Offer Shares, with application monies received amounting to approximately S$88.3 million.

106,190,000 Placement Shares (including 3,856,000 Internet Placement Shares and 5,500,000 Reserved Shares) have been validly subscribed for. Application monies received for these Placement Shares amounted to approximately S$52.0 million.

Based on the total Invitation size of 110,500,000 New Shares and the total valid applications amounting to 286,449,000 Shares (comprising 180,259,000 Offer Shares and 106,190,000 Placement Shares), the Invitation is approximately 2.6 times subscribed.

In connection with its listing on the Main Board of the Singapore Exchange Securities Trading Limited ("SGX-ST"), ChinaCast offered 110.5 million New Shares at S$0.49 each. The Invitation comprised 4 million Offer Shares by way of public offer and 106.5 million Placement Shares.



15/F, Ruoy Chai Building
No. 8, Yong An-Dongli
Jianguomenwai, Chaoyang District
Beijing, China 100022
Tel: 86-10-6566-7788, Fax: 6566-9376
www.chinacastcomm.com

Mr Ron Chan, Chief Executive Officer of ChinaCast said : "We are very pleased with the strong response from the institutional investors in Singapore and overseas as well as the strong local demand from retail investors. This is a vote of confidence in ChinaCast. The fresh funds injected from our IPO will enable us to further build on our strengths and embark on our next phase of growth."

ChinaCast plans to use the estimated net proceeds of S$50.5 million raised from its IPO as follows:

- approximately S$20.0 million to fund new product development and solutions;
- approximately S$10.0 million to fund the sales and marketing efforts to acquire new customers and to increase marketing to existing customers for its Enterprise Networking business;
- approximately S$10.0 million to fund the acquisition of businesses, products and technologies that are complementary to ChinaCast's; and
- the balance for working capital requirements for inventory and other general corporate purposes.

SBI E2-Capital Pte Ltd is the Manager for ChinaCast's IPO. Trading of the shares is expected to commence at 9.00 am on May 14, 2004.


| | | |
|---|---|---|
| ISSUED ON BEHALF OF | : | ChinaCast Communication Holdings Limited |
| BY | : | Citigate Dewe Rogerson i.MAGE Pte Ltd<br>1 Raffles Place<br>#26-02 OUB Centre<br>SINGAPORE 048941 |
| CONTACT | : | Ms Christina Martinsson / Ms Dolores Phua<br>at telephone |
| DURING OFFICE HOURS | : | 6534-5122 (Office) |
| AFTER OFFICE HOURS: | | 9170-2384 / 9750-8237 (Handphone) |
| Email | : | christina.martinsson@citigatedrimage.com<br>dolores.phua@citigatedrimage.com |


044/04/044/CCHL
May 13, 2004

*This announcement appears as a matter of record only*

May 2004

双威
ChinaCast

# CHINACAST COMMUNICATION HOLDINGS LIMITED

(Incorporated in Bermuda on 20 November 2003)

**Invitation in respect of 110,500,000 New Shares comprising:-**

**(i) 4,000,000 Offer Shares at S$0.49 each by way of public offer; and**

**(ii) 106,500,000 Placement Shares by way of placement, comprising:-**

**(a) 97,000,000 Placement Shares at S$0.49 for each Placement Share;**

**(b) 4,000,000 Internet Placement Shares at S$0.49 for each Internet Placement Share reserved for applications made through the IPO website www.ePublicOffer.com; and**

**(c) 5,500,000 Reserved Shares at S$0.49 for each Reserved Share reserved for our Independent Directors, employees, business associates and those who have contributed to the success of our Group,**

**payable in full on application.**

**Manager**

SBI
E2-Capital

**Underwriter and Placement Agent**

SBI E2-Capital Securities Pte Ltd

**Sub-Underwriter**

The Bank of East Asia, Limited

**Sub-Placement Agent**

SBI USA, a division of First Securities USA, Inc.

双威
ChinaCast

# CHINACAST COMMUNICATION HOLDINGS LIMITED

(Incorporated in Bermuda on 20 November 2003)

**Invitation in respect of 110,500,000 New Shares comprising:-**
**(i) 4,000,000 Offer Shares at S$0.49 each by way of public offer; and**
**(ii) 106,500,000 Placement Shares by way of placement, comprising:-**
**(a) 97,000,000 Placement Shares at S$0.49 for each Placement Share;**
**(b) 4,000,000 Internet Placement Shares at S$0.49 for each Internet Placement Share reserved for applications made through the IPO website www.ePublicOffer.com; and**
**(c) 5,500,000 Reserved Shares at S$0.49 for each Reserved Share reserved for our Independent Directors, employees, business associates and those who have contributed to the success of our Group,**
**payable in full on application.**

The Board of Directors of CHINACAST COMMUNICATION HOLDINGS LIMITED ("ChinaCast" or the "Company") is pleased to announce that, at the close of the Application List at 12.00 noon on 12 May 2004, there were 5,967 valid applications for the enlarged number of 4,310,000 Offer Shares available to the public for subscription (comprising 4,000,000 Offer Shares and 210,000 Placement Shares and 100,000 Internet Placement Shares in respect of invalid applications). In total, these applicants applied for 180,259,000 Offer Shares, with application monies received amounting to approximately S$88.3 million.

106,190,000 Placement Shares (including 3,856,000 Internet Placement Shares and 5,500,000 Reserved Shares) have been validly subscribed for. Application monies received for these Placement Shares amounted to approximately S$52.0 million.

Based on the total Invitation size of 110,500,000 New Shares and the total valid applications amounting to 286,449,000 Shares (comprising 180,259,000 Offer Shares and 106,190,000 Placement Shares), the Invitation is approximately 2.6 times subscribed.

To ensure a reasonable spread of shareholders of the Company, the Board of Directors of the Company has decided on the following basis of allotment for the Offer Shares:-

| Range of Offer Shares Applied for ('000) | Balloting Ratio | No. of Offer Shares Allotted per Successful Applicant ('000) | Percentage of Total No. of Offer Shares Available to the Public (%) | No. of Successful Applicants |
|---|---|---|---|---|
| 1 | 2 : 50 | 1 | 1.09 | 47 |
| 2 to 4 | 6 : 50 | 2 | 5.57 | 120 |
| 5 to 9 | 7 : 50 | 3 | 5.43 | 78 |
| 10 to 19 | 7 : 50 | 4 | 22.83 | 246 |
| 20 to 49 | 9 : 50 | 5 | 10.44 | 90 |
| 50 to 99 | 10 : 50 | 6 | 16.57 | 119 |
| 100 to 499 | 12 : 50 | 9 | 31.74 | 152 |
| 500 and above | 15 : 50 | 13 | 8.33 | 21 |
| | | | 100.00 | 873 |

Of the applications received for the 97,044,000 Placement Shares (including invalid applications for 44,000 Internet Placement Shares) by way of application forms, applications for 210,000 Placement Shares were invalid. These 210,000 Placement Shares were therefore included as Offer Shares made available for subscription by the public. The spread of placees for the remaining 96,834,000 Placement Shares is as follows:-

| Range of Placement Shares Applied for ('000) | Number of Placees |
|---|---|
| 1 to 9 | 1 |
| 10 to 49 | 70 |
| 50 to 99 | 67 |
| 100 to 499 | 120 |
| 500 to 999 | 38 |
| 1,000 and above | 22 |
| | 318 |

Of the applications received for the 4,000,000 Internet Placement Shares, applications for 144,000 Internet Placement Shares were invalid. 44,000 Internet Placement Shares were made available to satisfy excess application for Placement Shares and 100,000 Internet Placement Shares were made available as Offer Shares to the public for subscription. The number of Internet Placement Shares placees is as follows:-

| Internet Placement Shares Applied for ('000) | Number of Placees |
|---|---|
| 3,856 | 1,928 |

All the 5,500,000 Reserved Shares were fully subscribed for. The spread of allotees for the Reserved Shares is as follows:-

| Range of Reserved Shares Applied for ('000) | Number of Applicants |
|---|---|
| 1 to 499 | 2 |
| 500 to 999 | 3 |
| 1,000 and above | 2 |
| | 7 |

Mr Foo Mong Tong and Mr Chow Kok Kee, both Independent Directors of the Company, were offered 100,000 Reserved Shares each and both have accepted their respective Reserved Shares.

Pursuant to Rule 232 and Rule 240 of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") Listing Manual (the "**Listing Rules**") and to the best knowledge SBI E2-Capital Pte Ltd (the "**Manager**"), after having taken all reasonable steps to obtain the necessary confirmations from the prescribed parties specified under the Listing Rules and to ensure accuracy of the same, there are no such persons who have been allotted the New Shares. Should it subsequently come to the attention of the Managers that there are such persons who have been allotted the New Shares, an appropriate announcement, via MASNET, will be made by the Manager before trading commences on 14 May 2004.

The Company's Shares will commence trading on a "ready" basis on 14 May 2004. There will be NO trading on a "when-issued" basis.

The return of unsuccessful applications using printed Application Forms, together with the full amount of the application monies (without interest or any share of revenue or other benefit arising therefrom), to the applicants by ordinary post at their own risk, is expected to be completed within 24 hours of the balloting. For unsuccessful Electronic Applications, it is expected that the full amount of the application monies (without interest or any share of revenue or other benefit arising therefrom) will be credited to the applicants' accounts with their relevant Participating Banks (as defined in the Prospectus dated 30 April 2004) within 24 hours of the balloting.

In respect of partially successful applications, the balance of the application monies is expected to be refunded (without any interest or any share of revenue or other benefit arising therefrom) to the applicants, by ordinary post at their own risk (in the case of applications made using printed Application Forms) or through the *crediting of the relevant amount to the applicants' accounts with their relevant Participating Banks (in the case of Electronic Applications) within the shortest possible* time. Applicants may call CDP at 65357511 using their T-PIN and keying in the stock code: 5743 for enquiring on their IPO results status.

The Board of Directors of the Company wishes to thank all applicants for the New Shares, the relevant authorities and all who have helped in one way or another in the Company's public offering, for their support and assistance.

Issued by
**SBI E2-Capital Pte Ltd**
For and on behalf of
**ChinaCast Communication Holdings Limited**
13 May 2004

Dated 14 May 2004

RECEIVED

Dear ShareInvestor Forum members and Investors,

Thank you for your interest in ChinaCast and the questions posted over the past week. I am Michael Santos, Vice President, Strategic Business Development of ChinaCast Communication Holdings Limited, and it is my pleasure to have this opportunity to interact with all ShareInvestor forum members and investors here. I hope this Q&A session will be able to provide you a better understanding of ChinaCast, our businesses, our potential and future prospects.

I have included each question in black followed by our replies in *blue italics*.

Sincerely,
Michael Santos
Vice President, Strategic Business Development
ChinaCast Communication Holdings Limited

Tijai, you wrote:

1. In the prospectus, there are only around 100 staff as at end 2002. It does not change much since end 2000. How many staff do you currently have?

*Dear Tijai,*

*We currently have a total of 140 employees in the company, located in our various offices in China and Hong Kong. The majority of our executive, administrative and sales/marketing staff is located in our Beijing headquarters. We also have 20 network operations engineers based in our Satellite Network Operation Center just north of Beijing and another 35 educational content publishing personnel in our Shanghai office.*

2. Why the business is only at PRC and not other countries? Any chance to expand into other countries? Any possibility of a new entrant to the same business in China?

*The PRC education and enterprise sectors in China are vast and we have multiple business opportunities in these sectors. Our management feels it is in the best interest of the company in the near term to focus on these emerging markets where the growth and profitability appear to be the most optimal for our company to address. We are exploring the possibility of working together with international business partners (including Singaporean education and technology firms) in the China market and to expand our international presence.*

*We anticipate strong competition from incumbent and foreign companies entering China in the businesses we compete in but believe our key strategic competitive advantages will enable us to maintain our market share and profitability growth objectives.*

*Sincerely,*
*Michael Santos*
*Vice President, Strategic Business Development*
*ChinaCast Communication Holdings Limited*

Savvy, you wrote:

With Sars in the air, how much impact will it have on the company since ChinaCast's operations is entirely in the PRC?

*Dear Savvy,*

*While the 2003 SARS epidemic had a short term effect on our business, it turns our that the PRC education, government and enterprise sectors realized the benefits of our distance learning and networking technologies in terms of reducing the need for travel, etc., and actually created more demand for our business in the long term. We were able to secure multiple new accounts in all business sectors in 2003 that were a direct reaction to the SARS effect. Thus, we believe that, the SARS epidemic of 2003 actually highlighted the use of the internet and distance learning in the education, government and corporate sectors and contributed to our growth in FY 2003.*

*Sincerely,*
*Michael Santos*
*Vice President, Strategic Business Development*
*ChinaCast Communication Holdings Limited*

Yeo, you wrote:

Is Popular Holdings one of your competitors? They are also in e-learning business in the PRC. Who are your major competitors?

*Dear Yeo,*

*Popular Holdings is a company in Asia in the field of educational publishing and e-learning content. We actually view them as a potential content partner for the PRC market and not a direct competitor. In China, we compete with multiple competitors in the education sector including educational content companies (Tengtu, PRC.EDU, etc.) and information technology/telecom companies (China Telecom, ChinaSat, China Orient, etc.).*

*Sincerely,*

*Michael Santos*

*Vice President, Strategic Business Development*

*ChinaCast Communication Holdings Limited*

Vanessa, you wrote:

What are the other countries in which the company intends to expand its business in?

*Dear Vanessa,*

*We will focus our sales, marketing and business development efforts in the expanding China market and will be selective about opportunities in the regional and global markets for our products and services.*

*Sincerely,*

*Michael Santos*

*Vice President, Strategic Business Development*

*ChinaCast Communication Holdings Limited*

Data, you wrote:

What are the contingency steps taken by the company in the event of unexpected network disruption?

*Dear Data,*

*We have established multiple fault redundancy systems, equipment and service contacts with our key network*

*hardware, software and telecom suppliers such as Hughes Network System, China Telecom, China Netcom and Asiasat to ensure 24/7 service to our customers.*

*Sincerely,*

*Michael Santos*

*Vice President, Strategic Business Development*

*ChinaCast Communication Holdings Limited*

Lexus, you wrote:

Congrats for the listing. My questions are as follows:

1. What is the breakdown of revenue from the group's business units?

*Dear Lexus,*

*As of our latest figures for FY 2003, about 70% of our revenue came from our K-12 educational content business and 30% from our university distance learning business.*

2. Many articles on China economy overheating. Can you advise if this will affect your company? Thanks.

*The PRC government is taking prudent, macroeconomic and much-needed measures to regulate and ensure the steady growth of the country. We believe that these will be a demand for or Education/Training Products and Services and our Enterprise Networking Products and Services.*

*Sincerely,*

*Michael Santos*

*Vice President, Strategic Business Development*

*ChinaCast Communication Holdings Limited*

Saint, you wrote:

Congrats for the listing. Can you share with us the future plans for the company after the listing? Thanks.

*Dear Saint,*

*Our future plans for the growth and expansion of our business are described below:-*

- *Acquire new customers*

  *We continually seek to improve the efficiency of our customer acquisition programs through creative marketing activities, additional distribution channels and improved promotions.*

  *We plan to target universities that are licensed to offer certified distance learning courses which are not currently using our service. The extensive relationships we have developed with various government departments and our leading edge satellite platform provide us an advantage in marketing to those universities.*

- *Increase marketing to our existing customers*

  *We plan to pursue an enhanced, multi-channel direct marketing effort designed to leverage our existing database of customers. With sufficient marketing funds available for these customer directed efforts, our objective will be to sell additional content and broadband services.*

- *Continue to expand our addressable market*

  *Additional funding will allow us to continue to develop new solutions such as our Direcway satellite broadband system for expansion into the enterprise networking market. We plan to perform extensive market analysis of vertical segments such as banking/financial, retail, manufacturing, multinationals, etc in order to position our enterprise solution product pricing, placement and promotion strategy.*

- *Collaboration with strategic partners to provide education/training solutions*

  *With additional funding, we plan to extend our collaboration with our existing strategic partners and develop relationships with new strategic partners to enhance our content and service offerings.*

*Sincerely,*

*Michael Santos*

*Vice President, Strategic Business Development*

*ChinaCast Communication Holdings Limited*

Makingmoney, you wrote:

Does the management feel that the growth rate of the company is sustainable given that there are an increasing number of competitors?

*Dear Makingmoney,*

*While we've experienced growth over the past 3 years in both revenue and profitability, we believe that given the potential of the PRC education and enterprise market, we are well positioned to take advantage of this potential.*

*Sincerely,*
*Michael Santos*
*Vice President, Strategic Business Development*
*ChinaCast Communication Holdings Limited*

Rex, you wrote:

Has the company increased the customer base or that the majority of company sales is still being derived by old customer base?

*Dear Rex,*

*We are actively seeking to expand our customer base. In 2004, we have secured management training clients and launch our enterprise sector broadband satellites service offerings for private networking, business TV, multicast streaming/delivering applications.*

*Sincerely,*
*Michael Santos*
*Vice President, Strategic Business Development*
*ChinaCast Communication Holdings Limited*

Pong888, you wrote:

1. Satellite education is something new to me (i think to most of us too). Can you share with us the potential of this industry. Any countries besides China has any success stories?

*Satellite based distance learning is a huge market for corporate, government and educational institutions in the USA, Europe, Japan and other regions of the world and we believe the China market to follow the more developed*

*countries for these services.*

2. Any other use for the satellites besides education? Can't you tune the satellites such that users can surf internet, watch TV or play games?

*Actually, the same satellite technology that we currently use can also be used for direct to home (DTH) television and broadband internet access. Our telecom licenses from the PRC Min. of Information Industry currently precludes us from offering these additional services.*

3. Do you own the satellite dishes? Asking because can't see this on your balance sheet.

*We do not own the satellite dishes installed at the customer premise site. These costs are included in our cost of sales figures.*

4. In your balance sheet, there is a BIG item of 116RM million under NON CURRENT ASSET - balance due from related party (non trade). What is this?

*The RMB 116M non-current asset represents the amount due from ChinaCast Li Xiang which is a result of the fund transfer from ChinaCast Holdings to ChinaCast Li Xiang to support its expenses and capital expenditures. We provide technical services to ChinaCast Li Xiang and rely on ChinaCast Li Xiang to provide the satellite network infrastructure for our solutions.*

*Sincerely,*
*Michael Santos*
*Vice President, Strategic Business Development*
*ChinaCast Communication Holdings Limited*

Dear ShareInvestor Forum Members and Investors,

I believe this concludes our online Q&A. I want to thank everyone for your interest in ChinaCast and the questions posted, and ShareInvestor for providing this forum. I hope that I have addressed all the issues raised to your satisfaction.

Thank you once again. It has been a pleasure exchanging views and answering your questions. If you should have any further inquiries or comments, please feel free to contact me.

All the best,

Michael Santos

Vice President, Strategic Business Development

ChinaCast Communication Holdings Limited

Email: mjsantos@chinacast.com.cn

# EXCHANGE GRANTS WAIVER FROM COMPLIANCE WITH RULE 705(2)(b) OF THE SGX-ST LISTING MANUAL

On 14 May 2004, Chinacast Communication Holdings Limited (the "Company") had applied to the Exchange for a waiver from the requirement under Rule 705(2)(b) of the SGX-ST Listing Manual to announce its 2004 first quarter results by 15 May 2004 (the "Waiver") and requested for an extension of time to release its 2004 first quarter results.

In view that the Company's market capitalization was expected to exceed S$75million and its financial year end being 31 December, the Company would be required to release its first quarter results by 15 May 2004 under Rule 705(2)(b). Consequently, the Company had sought the Waiver from the Exchange on grounds that the Company was only listed on 14 May 2004 and thus would impose undue constraints upon the Company to release its 2004 first quarter results by 15 May 2004. The Company would however, be able to comply with the announcement requirements under Rule 705(2)(b) for its 2004 second quarter results onwards.

In consideration of the reasons given by the Company, the Exchange has granted the Company the Waiver requested pursuant to Rule 107 of the SGX-ST Listing Manual and further the Exchange has indicated that it has no objection in granting the Company an extension of time to announce its 2004 first quarter results as soon as practicable but not later than 5 June 2004.

Thus the Company wishes to announce that its proforma financial statements for

双 威 通 讯 控 股 有 限 公 司
**ChinaCast Communication Holdings Limited**
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层 邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788 Fax: 86-10-8528 8366 http://www.chinacastcomm.com

the Company and Group for the full year ended 31 December 2003 and its 2004 first quarter results for the 3 months ended 31 March 2004 will be released to the Exchange by 31 May 2004 and 4 June 2004, respectively.

*Please visit our website at* *<u>www.chinacastcomm.com</u>* *where a "Q&A" session has been conducted and published on our homepage.*

Submitted by Chan Tze Ngon Ron, Chief Executive Officer on 19/05/2004 to the SGX

## NEWS RELEASE

## CHINACAST'S FY2003 NET PROFIT UP 186% TO RMB31.5 MILLION

**Key Financial Highlights for FY2003:**

- **Net profit of RMB31.5 million, up 186.1% from RMB11.0 million**
- **Combined Group (CCH & SOE) revenue up 36% to RMB123.2 million**
- **184% more students enrolled in Distance University Education Courses**
- **Earnings per share at RMB 9.50 cents**
- **Net asset value per share at RMB 0.70**

*Singapore, May 26, 2004* – ChinaCast Communication Holdings Limited ("ChinaCast" or "CCH"), a provider of solutions based on satellite broadband and Internet technology in China, today reported a robust set of financial results for the financial year ended December 31, 2003 ("FY2003 ).

ChinaCast's net profit jumped 186.1% to RMB31.5 million from RMB11.0 million in the previous corresponding period. This was achieved on the back of a combined group revenue of RMB123.2 million (combination of both CCH & SOE).

ChinaCast was able to increase its net profit due to the service fees of RMB22.9 million it has received from ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively, the "Satellite Operating Entities" or "SOE"). The SOE managed to turn around its operations in FY2003 and recorded a 250.4% increase in revenue from RMB13.3 million in FY2002 to RMB46.6 million in FY2003.

双 威 通 讯 控 股 有 限 公 司
ChinaCast Communication Holdings Limited
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层　　邮编: 100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788　　Fax: 86-10-8528 8366　　http://www.chinacastcomm.com

The University Distance Learning Solutions segment, which has seen a growth of over 400% from RMB7.5 million in FY2002 to RMB37.6 million in FY2003, was the main contributor to the SOE's revenues. The jump in turnover was driven by the increasing number of universities which have signed up for ChinaCast's platform for distance learning as well as the growing number of students enrolling for distance learning courses.

In addition, revenues from the IT/Management Training Courses and Solutions business segment improved to RMB5.3 million, 112% higher than in the previous corresponding period due to new business secured by SOE from the private enterprise sector.

"We are delighted to report the strong growth of 186.1% in our net profit. Our University Distance Learning Solutions segment has performed exceptionally well. The number of total students enrolled for distance university education increased from around 25,000 in FY2002 to around 71,000 in FY2003, representing an increase of 184%. Our positive results show that we have targeted the right market with our satellite-based broadband Internet solutions," said Ron Chan, Chief Executive Officer of ChinaCast.

ChinaCast's earnings per share amounted to RMB9.5 cents. ChinaCast's net asset value stood at RMB0.7 per share.

**New Customer Contracts**

Moving forward, ChinaCast has just recently secured contracts with management training clients such as the Beijing Fulade Management Training School and telemedicine university customers such as Xian Jiaotong University, which will use the network to train doctors and nurses in the western part of China.

In addition, ChinaCast has also signed an agreement with China Children and

Teenagers' Fund ("CCTF"), the first self-funded charity organisation to serve the young population in China, to establish more than 10,000 online classrooms for underprivileged children throughout China. This new distance learning program is part of CCTF's charity "Ankang Plan" introduced in May 2000 to help the 370 million children and teenagers in China grow up with a proper education.

ChinaCast will provide satellite equipment to set up 10,000 remote sites, or "Ankang Classrooms", across China over the next four years to enable the nationwide delivery of education content to more than 2 million children who are currently deprived of schooling due to poverty. ChinaCast will also provide education content for all the classrooms.

Mr Ron Chan said: "We are pleased to add Ankang to our growing list of successful online education programs in China and are optimistic that Ankang's rollout will help to bridge the 'digital divide' in our country bringing essential education for children and thereby spurring development in rural areas. With the skills of our home grown team and proven broadband satellite solution from Hughes Network Systems, we are confident of delivering world-class service and support to all Ankang Classrooms throughout the mainland."

**Recognition by "China High-Tech Enterprises" Magazine**

ChinaCast was named as one of the "China Top 15 Companies for Tomorrow, 2004 by "China High-Tech Enterprises" magazine, a PRC government supported title managed by the National Bureau of Statistics of China. Selection criterion included pace of growth, influence on industry, technological innovations, market coverage,

IPO potential and indicators of new IT powers in China.

Mr Ron Chan said: “The listing of ChinaCast alongside the industry’s top players is both an honour and great encouragement. As 2004 marks the tenth anniversary of the dawn of Internet in China, the award came with additional relevance and significance. While the past decade represents a nascent, experimental phase in the development of Internet on the mainland, we look forward to the next ten years as a critical period to truly revolutionize the online sector.”

**Prospects for FY2004 and beyond**

As an important part of its education development strategy for the PRC government’s Tenth Five-Year Plan, licenses to over 67 universities in the PRC to offer certified distance learning courses have been issued. Many universities are thus planning to launch distance learning initiatives in the near future. There are also over 660,000 elementary and high schools and more than 10 million teachers and principals in China that require continuous education skills training.

ChinaCast is uniquely positioned to capitalise on the opportunities in the fast growing education market in China through its nationwide satellite broadband service and its alliances with leading content providers and educational institutions.

Due to China’s entry into the World Trade Organisation and the influx of foreign direct investment, Chinese companies are facing more competition as global competitors enter the local market. Enterprises such as banks, insurance, manufacturing, retail,

petrol and automobile companies are therefore upgrading their IT infrastructure to make business processes more efficient and cost-effective.

To capitalise on this trend, ChinaCast will continue to develop new solutions to expand into the enterprise networking market. Vertical segments in this market include: banking/financial, retail, manufacturing, multinationals, etc.

ChinaCast which was successfully listed on the Main Board of the SGX in May 2004 plans to use the net proceeds of S$50.5 million to expand its business operations through new product development and solutions and increased sales and marketing efforts to acquire new customers as well as through the acquisition of businesses, products and technologies that are complementary to ChinaCast's.

**About ChinaCast**

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband Internet solutions to educational institutions, government agencies, enterprises and multinational companies throughout China and is today the leading privately held satellite-based services group in China.

ChinaCast offers its Education and Training Products and Services to universities, primary and middle schools (K-12) and corporate training customers, including broadband satellite network services, interactive distance learning applications, multimedia education content, broadband educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking Products and Solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout China. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.


| | | |
|---|---|---|
| ISSUED ON BEHALF OF | : | ChinaCast Communication Holdings Limited |
| BY | : | Citigate Dewe Rogerson i.MAGE Pte Ltd<br>1 Raffles Place<br>#26-02 OUB Centre<br>SINGAPORE 048941 |
| CONTACT | : | Ms Christina Martinsson / Mr Andrew Cheng<br>at telephone |
| DURING OFFICE HOURS | : | 6534-5122 (Office) |
| AFTER OFFICE HOURS | : | 9170-2384 / 9633-7377 (Handphone) |
| Email | : | christina.martinsson@citigatedrimage.com<br>andrew.cheng@citigatedrimage.com |


055/04/001/CCHL
May 26, 2004

Listed companies must provide the information required by Appendix 7.2 of the Listing Manual. Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the group".



**CHINACAST COMMUNICATION HOLDINGS LIMITED**

**Full Year Financial Statement Announcement for the Period Ended 31/12/2003**

**PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS**

**1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Group (Proforma) Year ended 31/12/2003 RMB'000 | Group (Proforma) Year ended 31/12/2002 RMB'000 | % change +/(-) |
|---|---|---|---|
| **Revenue** | 76,587 | 77,381 | (1.0) |
| **Cost of sales** | (34,373) | (34,369) | 0.0 |
| **Gross profit** | 42,214 | 43,012 | (1.9) |
| Service fee (Note A) | 22,895 | (727) | N/A |
| Other income | 634 | 500 | 26.8 |
| Selling expenses | (2,586) | (6,245) | (58.6) |
| Administrative expense | (18,022) | (18,447) | (2.3) |
| Profit from operations | 45,135 | 18,093 | 149.5 |
| Finance costs | (1,051) | (1,178) | (10.8) |
| **Profit before income tax** | 44,084 | 16,915 | 160.6 |
| Income tax expense | (12,611) | (5,916) | 113.2 |
| **Net profit for the year** | 31,473 | 10,999 | 186.1 |

**Explanatory notes**

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus").

(2) For the purpose of this announcement, the proforma financial statements of the Group for the year ended 31 December 2003 including the comparatives for the year ended 31 December 2002 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(3) The proforma income statement of the Group, because of their nature, may not give a true picture of the actual financial results of the Group. The proforma financial

statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

**Notes to Income Statement:**

(A) The proforma Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the proforma Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the proforma Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of CCL and CCLX, which has been prepared in accordance with IFRS and adjusted for the purpose of preparing the proforma Group financial information:

| | **Year ended 31/12/2003 RMB'000** | **Year ended 31/12/2002 RMB'000** |
|---|---|---|
| Revenue | 46,599 | 13,359 |
| Cost of services | (18,340) | (7,427) |
| | 28,259 | 5,932 |
| Expenses, net | (3,199) | (3,176) |
| | 25,060 | 2,756 |
| Proforma adjustments | (2,165) | (3,483) |
| | 22,895 | (727) |

(B) The profit before income tax includes the following charges (credits):

| | **Group (Proforma) Year ended 31/12/2003 RMB'000** | **Group (Proforma) Year ended 31/12/2002 RMB'000** |
|---|---|---|
| Depreciation of property, plant and equipment | 2,204 | 1,952 |
| Interest expense to related parties | 1,029 | 1,178 |
| Interest on borrowings | 22 | - |
| Loss on disposal of property, plant and equipment | - | 1,248 |
| Foreign exchange loss | 73 | 74 |
| Other income including interest income | (634) | (435) |

**1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

| | Group (Proforma) As at 31/12/2003 RMB'000 | Group (Proforma) As at 31/12/2002 RMB'000 | Company As at 31/12/2003 RMB'000 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current assets:** | | | |
| Cash and bank balances | 110,673 | 27,439 | - |
| Trade receivables | 26,001 | 35,842 | - |
| Other receivables and prepayments | 5,165 | 1,833 | - |
| Amount due from related parties-non trade | 6,848 | - | - |
| Total current assets | 148,687 | 65,114 | - |
| **Non-current assets:** | | | |
| Amount due from related parties-non trade | 130,837 | 63,111 | - |
| Property, plant and equipment | 5,854 | 5,636 | - |
| Deferred tax assets | 6,346 | 6,922 | - |
| Total non-current assets | 143,037 | 75,669 | - |
| **Total assets** | 291,724 | 140,783 | - |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **Current liabilities:** | | | |
| Current portion of bank loan | 60 | - | - |
| Trade payables | 1,716 | 6,710 | - |
| Other payables | 1,210 | 1,365 | - |
| Income tax payable | 23,351 | 11,377 | - |
| Amount due to related parties-non trade | 14,095 | 13,537 | - |
| Current portion of finance lease | 155 | - | - |
| Total current liabilities | 40,587 | 32,989 | - |
| **Non-current liabilities:** | | | |
| Bank loan | 140 | - | - |
| Finance lease | 503 | - | - |
| Amount due to related parties-non trade | 17,397 | 28,624 | - |
| Total non-current liabilities | 18,040 | 28,624 | - |
| Shareholders' equity | 233,097 | 79,170 | - |
| **Total liabilities and shareholders' equity** | 291,724 | 140,783 | - |

**Explanatory Note:**

(1) The Company was incorporated in Bermuda on 20 November 2003 and there are no comparative figures on the financial position of the Company as at 31 December 2003. As at 31 December 2003, we had an authorized share capital of US$12,000 comprising 1,200,000 ordinary shares of US$0.01 each, of which 1,200,000 nil paid ordinary shares of US$0.01 each were issued.

(2) For the purpose of this announcement, the balance sheets of the proforma Group for the year ended 31 December 2003 including the comparatives for the year ended 31 December 2002 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place on that date; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(3) The proforma balance sheets of the Group, because of their nature, may not give a true picture of the actual financial position of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

**1(b)(ii) Aggregate amount of group's borrowings and debt securities.**

**Amount repayable in one year or less, or on demand**

| As at 31/12/2003 | | As at 31/12/2002 | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| RMB215,000 | RMB14,095,000 | Nil | RMB13,537,000 |

**Amount repayable after one year**

| As at 31/12/2003 | | As at 31/12/2002 | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| RMB643,000 | RMB17,397,000 | Nil | RMB28,624,000 |

**Details of any collateral**

The proforma Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 31 December 2003, the current portion and non-current portion of the finance lease amounted to approximately RMB155,000 and RMB503,000 respectively.

The Group also has a 3-year loan repayable by yearly instalments commencing 31 March 2004 and is secured on a motor vehicle of the proforma Group. As at 31 December 2003, the current portion and non-current portion of the bank loan amounted to RMB60,000 and RMB140,000 respectively.

**1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Group (Proforma) Year ended 31/12/2003 RMB'000 | Group (Proforma) Year ended 31/12/2002 RMB'000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Profit before income tax | 44,084 | 16,915 |
| Adjustments for: | | |
| Depreciation expense | 2,204 | 1,952 |
| Interest income | (634) | (435) |
| Interest expense | 1,051 | 1,178 |
| Allowances for doubtful other receivables from outside parties | - | 1,068 |
| Allowances for doubtful receivables from a related party | - | 390 |
| Loss on disposal of property, plant and equipment | - | 1,248 |
| Operating profit before working capital changes | 46,705 | 22,316 |
| Trade receivables | 9,844 | (35,842) |
| Other receivables and prepayments | (3,332) | 6,627 |
| Trade payables | (3,966) | 4,258 |
| Other payables | (155) | 776 |
| Amount due from related parties-non trade | (12,132) | - |
| Amount due to related parties-non trade | (10,669) | 5,491 |
| Cash from operations | 26,295 | 3,626 |
| Interest paid | (1,051) | (1,178) |
| Interest received | 634 | 435 |
| Income tax paid | (61) | (3) |
| Net cash from operating activities | 25,817 | 2,880 |
| **Cash flows from investing activities:** | | |
| Advances to related parties-non trade | (62,442) | (5,282) |
| Purchase of property, plant and equipment | (2,422) | (4) |
| Net cash used in investing activities | (64,864) | (5,286) |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of shares | 108,201 | - |
| Proceeds from borrowing | 200 | - |
| Finance lease | 658 | - |
| Capital contribution | 13,019 | - |
| Net cash from financing activities | 122,078 | - |
| **Net effect of exchange rate changes in consolidating subsidiaries** | 203 | (29) |
| Net increase (decrease) in cash and cash equivalents | 83,234 | (2,435) |
| Cash and cash equivalents at beginning of year | 27,439 | 29,874 |
| **Cash and cash equivalents at end of year** | 110,673 | 27,439 |

**Explanatory Note:**

(1) For the purpose of this announcement, the proforma cashflow statement of the Group for the year ended 31 December 2003 including the comparatives for the year ended 31 December 2002 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma cashflow statement of the Group, because of their nature, may not give a true picture of the actual cashflow of the Group. The proforma financial statements of

the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

**1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Proforma share capital | Translation reserve | Legal reserve | Accumulated losses | Total |
|---|---|---|---|---|---|
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Balance at 1 January 2002 | 161,992 | - | - | (93,792) | 68,200 |
| Net profit for the year | - | - | - | 10,999 | 10,999 |
| Translation adjustment | - | (29) | - | - | (29) |
| Balance at 31 December 2002 | 161,992 | (29) | - | (82,793) | 79,170 |
| Issuance of redeemable convertible preference shares | 110,733 | - | - | - | 110,733 |
| Reversal of minority interest against accumulated losses arising from restructuring exercise | (1,032) | - | - | 1,032 | - |
| Arising from restructuring exercise | (1,500) | - | - | - | (1,500) |
| Capital contribution from waiver of loans | 13,019 | - | - | - | 13,019 |
| Net profit for the year | - | - | - | 31,473 | 31,473 |
| Transfer to legal reserve | - | - | 1,361 | (1,361) | - |
| Translation adjustment | - | 202 | - | - | 202 |
| Balance at 31 December 2003 | 283,212 | 173 | 1,361 | (51,649) | 233,097 |

**Explanatory Note:**

(1) For the purpose of this announcement, the statement of changes in equity of the proforma Group for the year ended 31 December 2003 including the comparatives for the year ended 31 December 2002 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma statement of changes in equity of the Group, because of their nature, may not give a true picture of the actual changes in equity of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

**1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

| Date | Purpose | Par Value (US$) | Issue Price/ Consideration | Number of shares | Resultant issued share capital (US$) |
|---|---|---|---|---|---|
| 21 November 2003 | Issue of nil paid shares | 0.01 | - | 1,200,000 | - |

Details of the changes to the Company's share capital subsequent to 31 December 2003 are as follows:

| Date | Purpose | Par Value (US$) | Issue Price/ Consideration | Number of shares | Resultant issued share capital (US$) |
|---|---|---|---|---|---|
| 29 April 2004 | Issued and fully paid-up ordinary shares of US$0.01 each upon the completion of the Restructuring Exercise as described in the Prospectus. | 0.01 | US$26,493,320 | 2,649,332,008 | 26,493,320 |
| 29 April 2004 | Credited as fully paid upon the completion of the Restructuring Exercise as described in the Prospectus, the 1,200,000 ordinary shares of US$0.01 each that were issued nil paid. | 0.01 | US$12,000 | - | 26,505,320 |
| 29 April 2004 | Share Consolidation | 0.08 | - | 331,316,501 | 26,505,320 |
| | New shares of US$0.08 each to be issued pursuant to the invitation of the Company. | 0.08 | S$0.49 | 110,500,000 | 35,345,320 |
| | Issued and paid-up share capital after the invitation of the Company. | 0.08 | - | 441,816,501 | 35,345,320 |

**2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited or reviewed.

**3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

**4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The profoma Group has applied the same accounting policies and methods of computation adopted in the preparation of the proforma financial statements as presented in the Company's Prospectus.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There were no changes in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year,after deducting any provision for preference dividends.**

| | Group (Proforma) Year ended 31/12/2003 | Group (Proforma) Year ended 31/12/2002 |
|---|---|---|
| Earnings per share (EPS) in RMB cents | | |
| (i) Based on pre-invitation share capital* | 9.50 | 3.32 |
| (ii) On a fully diluted basis** | N/A | N/A |

*For comparative purposes,earnings per share has been calculated based on the net profit attributable to shareholders and the pre-invitation share capital of 331,316,501 shares.

**There were no potential dilutive ordinary shares in existence for the periods and accordingly they have not been calculated and presented.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

**(a) current financial period reported on; and**
**(b) immediately preceding financial year.**

| | Group (Proforma) As at 31/12/2003 | Group (Proforma) As at 31/12/2002 | Company As at 31/12/2003 | Company As at 31/12/2002 |
|---|---|---|---|---|
| Net asset value per share in RMB | 0.70 | 0.24 | - | N/A |

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our proforma Group/Company as at 31 December 2003 and 31 December 2002 and (2) the pre-invitation share capital of 331,316,501 shares.

There is no net asset value of the Company as at 31 December 2002 as the Company was incorporated on 20 November 2003.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

   (a) **any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

   (b) **any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

**Review of Operating results**

Compared to FY2002, revenue dropped slightly by approximately 1.0% from RMB77.4 million to RMB76.6 million. Revenue was derived mostly from the K-12 Distance Learning and Educational Content Solutions business segment and this particular business segment has become more competitive. Consequently, our proforma Group refocused our sales and marketing effort to increase of market share in the University Distance Learning Solutions and IT/Management Training Courses and Solutions business segments, which would be described in more detail below.

Cost of sales remained unchanged at RMB34.4 million as compared to FY2002. Consequently, gross profit margin decreased slightly by approximately 0.5 percentage points, from 55.6% in FY2002 to 55.1% in FY2003.

We received a service fee of RMB22.9 million in FY2003 as compared to a loss of RMB0.73 million that we incurred in FY2002. The SOE recorded a significant increase in its revenue from RMB13.3 million in FY2002 to RMB46.6 million in FY2003. This was mainly due to the University Distance Learning Solutions business segment. Revenue from this segment increased from RMB7.5 million in FY2002 to RMB37.6 million in FY2003. This was mainly due to the increase in number of universities that signed up for our platform for distance learning as well as the increase in student enrolment for distance learning. Total students enrolled for distance university education increased from approximately 25,000 in FY2002 to approximately 71,000 in FY2003. Revenue from IT/Management Training Courses and Solutions business segment also increased from RMB2.5 million in FY2002 to RMB5.3 million in FY2003 as the SOE managed to secure new business from the private enterprise sector. With the increase in revenue, the SOE managed to contribute a net service fee of RMB22.9 million, payable to our Group.

Selling expenses decreased by 58.6% from RMB6.2 million in FY2002 to RMB2.6 million in FY2003. The decrease was mainly due to a decrease in payroll which was largely attributable to a revision of the remuneration of the staff in our sales and marketing department. In addition, less travel and entertainment expenses were incurred as we are required to spend less effort in the marketing and promotion of our services in the K-12 Distance Learning and Educational Content Solutions business segment as we became more established in this business segment. Administrative expenses decreased slightly from RMB18.4 million in FY2002 to RMB18.0 million in FY2003.

Finance costs decreased by 10.8% from RMB1.2 million in FY2002 to RMB1.1 million in FY2003. This decrease was mainly due to the decrease in loans from a shareholder and a director as a result of discharges on their debts.

Profit before income tax increased from RMB16.9 million in FY2002 to RMB44.1 million in FY2003, representing an increase of 160.6%. The increase in the profit before tax was mainly due to the increase in service fee we received from the SOE which managed to turn around its operation.

Net profit increased from RMB11 million in FY2002 to RMB31.5 million in FY2003, representing an increase of 186%. This increase is attributable to the increase in the profit before income tax and a decrease in effective tax rate from 35% for FY2002 to 28.6% for FY2003.

**Financial Position**

Due to the funds received from the Series B round of fund raising exercise in September 2003 which amounted to approximately US$13.5 million, cash and bank balances increased from RMB27.4 million as at 31 December 2002 to RMB110.7 million as at 31 December 2003.

Amount due from related parties-non trade, being the SOE, increased from RMB63.1 million to RMB130.8 million as the proforma Group extended them further advances for their capital expenditures and working capital purposes. In July 2003, a director and a shareholder agreed to waive part of the loan and interest accrued and payable by the Group and this capital contribution amounted to RMB13.1 million. Net tangible assets as at 31 December 2003 totalled RMB233.1 million (31 December 2002: RMB79.2 million). This represented an increase of 194.3%.

**9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

No forecast or prospect statement had been issued for the period under review.

**10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

The Company was listed on the Mainboard of the Singapore Stock Exchange on 14 May 2004 and raised net proceeds of approximately S$50.5 million. The Group will pursue the strategies and future plans as set out in the Prospectus.

The directors believe that the existing competition condition and competitive strengths of the Group are consistent with those as detailed in the Prospectus.

In addition, due to China's entry into the World Trade Organisation and the influx of foreign direct investment, Chinese companies are facing more competition as global competitors enter the local market. Enterprises such as banks, insurance, manufacturing, retail, petrol and automobiles companies are therefore upgrading their IT infrastructure to make business process more efficient and cost effective. The directors believe the Company is uniquely positioned to capitalise on this trend.

**11. Dividend**

***(a) Current Financial Period Reported On***

Any dividend declared for the current financial period reported on? None

***(b) Corresponding Period of the Immediately Preceding Financial Year***

Any dividend declared for the corresponding period of the immediately preceding financial year? None

**(c) Date payable**

Not applicable.

**(d) Books closure date**

Not applicable.

**12. If no dividend has been declared/recommended, a statement to that effect.**

No dividends have been recommended for the current financial year ended 31 December 2003.

## PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

**13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.**

The proforma Group revenue and profit before income tax are substantially derived from sales in Hong Kong and the People's Republic of China ("PRC"). The principal activities of the proforma Group is the technology enablers in the satellite communication industry and most of the assets and liabilities and capital expenditure of the proforma Group are employed in the PRC. Hence, the geographical and business segment information are as presented in the proforma financial information.

**14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Not applicable.

**15. A breakdown of sales.**

| | Group (Proforma) Year ended 31/12/2003 RMB'000 | Group (Proforma) Year ended 31/12/2002 RMB'000 | % change +/(-) |
|---|---|---|---|
| Revenue reported for the first half year | 38,650 | 38,690 | (0.1) |
| Net profit after tax for the first half year | 10,368 | 5,021 | 106.5 |
| Revenue reported for the second half year | 37,937 | 38,691 | (1.9) |
| Net profit after tax for the second half year | 21,105 | 5,978 | 253.0 |

Note:-

In addition to the revenue set out in the above table, the Group also receives a service fee from the SOE under the technical service agreements with the SOE. The nature of this service fee is set out in Note (A) to the Income Statement in this announcement.

**16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.**

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

| | Latest Full Year () | Previous Full Year () |
|---|---|---|
| Ordinary | 0 | 0 |
| Preference | 0 | 0 |
| Total: | 0 | 0 |

**BY ORDER OF THE BOARD**

Yin Jianping
Executive Chairman
26/05/2004

# AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE FINANCIAL YEAR ENDED 31 DECEMBER 2003

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the financial year ended 31 December 2003, are as follows:-

| Name of interested person | Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920) | Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-) |
|---|---|---|
| ChinaCast Co., Ltd Beijing Branch ("CCLBJ") | (a) Service fee paid by CCLBJ to the Group under a technical service agreement between the parties:<br>RMB26,527,875<br><br>(b) Satellite usage platform fee paid by the Group to CCLBJ under a revenue and cost allocation agreement between the parties:<br>RMB7,237,515<br><br>(c) Costs reimbursed to CCLBJ by the Group under a revenue and cost allocation agreement between the parties:<br>RMB5,179,539.82<br><br>(d) Financial support rendered to CCLBJ by the Group under a technical service agreement between the parties:<br>RMB82,725,596 | |
| ChinaCast Li Xiang Co., Ltd ("CCLX") | (a) Service fee reimbursed to CCLX by the Group under a technical service agreement between the parties:<br>RMB1,467,437<br><br>(b) Financial support rendered to CCLX by the Group under a technical service agreement between the parties:<br>RMB54,874,803 | |

双 威 通 讯 控 股 有 限 公 司
**ChinaCast Communication Holdings Limited**
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层　　邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788　Fax: 86-10-8528 8366　http://www.chinacastcomm.com

| | | |
|---|---|---|
| Technology Venture Holdings Limited ("TVH") | (a) Shareholder loan extended by TVH to the Group as at 31 December 2003:<br>RMB13,402,492<br><br>(b) Amount of loan (principal plus interest) waived in 2003:<br>RMB7,259,474<br><br>(c) Interest expenses to TVH for 2003:<br>RMB992,383<br><br>(d) Mr. Ron Chan and Mr. Cliff Chow had spent approximately 160 days and 150 days respectively working for the Group, which represented about 70% and 65% of their respective total working time in 2003. | |
| Ron Chan | Shareholder loan (principal plus interest) waived by Ron Chan in 2003:<br>RMB5,759,444 | |
| Terence Luk | (a) Shareholder loan extended by Terence Luk to the Group as at 31 December 2003:<br>RMB692,530<br><br>(b) Interest expenses to Terence Luk for 2003:<br>RMB37,100 | |
| DMX Technologies (Hong Kong) Limited | Purchase of software platform:<br>RMB1,356,800 | |

Submitted by Chow Siu Lam Cliff, Company Secretary on 26/05/2004 to the SGX

NEWS RELEASE

## CHINACAST SIGNS FIRST LARGE-SCALE ENTERPRISE CUSTOMER, TAIKANG LIFE INSURANCE, FOR NATIONWIDE CORPORATE TRAINING NETWORK

*Singapore, June 4, 2004* – ChinaCast Communication Holdings Limited ("ChinaCast"), a leading provider of satellite broadband and Internet solutions in China, today announced that it has secured a multi-year contract with its first large scale enterprise customer, Taikang Life Insurance Co., Ltd (泰康人寿保险股份有限公司), one of China's six national life insurers.

ChinaCast will provide satellite and Internet-based distance training solutions to Taikang Life's employees in 28 subsidiary offices, 131 branch offices and more than 1,000 sales operations throughout China, allowing them to continuously improve their product knowledge and enhance their service standards. Taikang Life currently employs 6,000 office staff and 155,000 sales professionals.

The project includes the establishment of a broadcasting studio at the company's headquarters, 4 branch lecture rooms and 160 distance-training centres located around the country. A teaching management platform will also be implemented for the creation of course content and efficient sharing of training materials and information.

Mr Ron Chan, CEO of ChinaCast, said: "Taikang Life's adoption of our interactive distance learning solution was due to the fact that we were able to demonstrate the significant cost benefits and training effectiveness of our service over other satellite and terrestrial based competitive offerings. We are optimistic this will facilitate our efforts in marketing our enterprise services to other Fortune 500 and multinational companies."

The contract is not expected to contribute significantly to the Group's earnings in the financial year ending 31 December 2004. None of the Directors of the Company has any interest, direct or indirect, in Taikang Life or the aforesaid contract.

**About ChinaCast**

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband Internet solutions to educational institutions, government agencies, enterprises and multinational companies throughout China and is today the leading privately held satellite-based services group in China.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout China.

ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

---

| | | |
|---|---|---|
| ISSUED ON BEHALF OF | : | ChinaCast Communication Holdings Limited |
| BY | : | Citigate Dewe Rogerson i.MAGE Pte Ltd<br>1 Raffles Place<br>#26-02 OUB Centre<br>SINGAPORE 048941 |
| CONTACT | : | Ms Christina Martinsson / Mr Andrew Cheng<br>at telephone |
| DURING OFFICE HOURS | : | 6534-5122 (Office) |
| AFTER OFFICE HOURS | : | 9170-2384 / 9633-7377 (Handphone) |
| Email | : | christina.martinsson@citigatedrimage.com<br>andrew.cheng@citigatedrimage.com |

---

060/04/003/CCHL
June 4, 2004

**NEWS RELEASE**

# CHINACAST REPORTS STRONG FIRST QUARTER 2004 RESULTS; NET PROFIT LEAPS 82% TO RMB8.7 MILLION

**Key Financial Highlights for First Quarter 2004:**

- **Sum of group revenue and of the SOE grew 21% to RMB33.9 million**
- **Gross profit margins improved to 56%**
- **University Distance Learning Solutions continues to be the main driver for growth – enrolments hit 71,000 students**

*Singapore, June 4, 2004* – ChinaCast Communication Holdings Limited ("ChinaCast"), a provider of solutions based on satellite broadband and Internet technology in China, today announced a 82% jump in its net profit for the 3 months ended March 31, 2004 ("1Q FY04") to RMB8.7million, up from RMB4.8 million in the same period in 2003.

"The fast growing education market in China provided strong demand for our University Distance Learning Solutions. With our leading position in this sector we have been able to increase the number of enrolled students to 71,000. Through our nationwide satellite broadband service and our alliances with leading content providers and educational institutions, we are well-poised to benefit further from this fast developing market in China," said Mr Ron Chan, Chief Executive Officer of ChinaCast.

This satisfactory set of financial results was driven by the 21% growth in the sum of the revenue of the Group and those of ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively, the "Satellite Operating Entities" or "SOE") to RMB33.9 million. The Group's revenue is mainly derived from the K-12 Distance Learning and Educational Content Solutions segment. The revenues of the SOE are primarily

derived from the University Distance Learning Solutions business segment and the IT/Management Training Courses and Solutions business segment.

The Group's improved net profit can largely be attributed to the increase in revenue of the SOE which expanded its business in the University Distance Learning Solutions business segment and consequently saw student enrolment grow from approximately 47,000 at the end of 1Q FY03 to approximately 71,000 at the end of 1Q FY04. With SOE revenues increasing 127% to RMB15.2 million in 1Q FY04 as compared to the previous corresponding period, the University Distance Learning Solutions business segment continues to be the main driver for growth. In 1Q FY04, the Group received RMB6.8 million in service fees from the SOE, representing an increase of 70% from RMB4.0 million in 1Q FY03.

In addition, lower cost of sales had a positive impact on the Group's gross profit margin. Due to a reduction in satellite transponder fees, cost of sales decreased by approximately 18% from RMB9.9 million in 1Q FY03 to RMB8.2 million in 1Q FY04. Consequently, gross profit margin increased by approximately 14% to 56% in 1Q FY04 compared to approximately 49% in 1Q FY03.

The Group's earnings per share increased to RMB2.62 cents, from RMB1.44 cents in the same corresponding period a year ago.

**About ChinaCast**

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband Internet solutions to educational institutions, government agencies, enterprises and multinational companies throughout China and is today the leading privately held satellite-based services group in China.

ChinaCast offers its Education and Training Solutions to universities and primary and middle schools (K-12). These solutions include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking Solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout China. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

June 4, 2004

Listed companies must provide the information required by Appendix 7.2 of the Listing Manual. Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the group".



**CHINACAST COMMUNICATION HOLDINGS LIMITED**

**First Quarter Financial Statement Announcement for the Period Ended 31/03/2004**

**PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS**

**1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Group (Proforma) 3 months ended 31/3/2004 RMB'000 | Group (Proforma) 3 months ended 31/3/2003 RMB'000 | % change +/(-) |
|---|---|---|---|
| **Revenue** | 18,523 | 19,325 | (4.2) |
| **Cost of sales** | (8,179) | (9,940) | (17.7) |
| **Gross profit** | 10,344 | 9,385 | 10.2 |
| Service fee (Note A) | 6,785 | 4,029 | 68.4 |
| Other income | 393 | 237 | 65.8 |
| Selling expenses | (1,031) | (780) | 32.2 |
| Administrative expense | (4,784) | (4,610) | 3.8 |
| Profit from operations | 11,707 | 8,261 | 41.7 |
| Finance costs | (241) | (285) | (15.4) |
| **Profit before income tax** | 11,466 | 7,976 | 43.8 |
| Income tax expense | (2,790) | (3,216) | (13.2) |
| **Net profit for the year** | 8,676 | 4,760 | 82.3 |

**Explanatory notes**

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus").

(2) For the purpose of this announcement, the proforma financial statements of the Group for the 3 months ended 31 March 2004 including the comparatives for the 3 months ended 31 March 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(3) The proforma income statement of the Group, because of their nature, may not give a true picture of the actual financial results of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

**Notes to Income Statement:**

(A) The proforma Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the proforma Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the proforma Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of CCL and CCLX, which have been prepared in accordance with IFRS and adjusted for the purpose of preparing the proforma Group financial information:

| | 3 months ended 31/3/2004 RMB'000 | 3 months ended 31/3/2003 RMB'000 |
|---|---|---|
| Revenue | 15,332 | 8,470 |
| Cost of services | (3,825) | (3,574) |
| | 11,507 | 4,896 |
| Expenses, net | (4,722) | 4 |
| | 6,785 | 4,900 |
| Proforma adjustments | - | (871) |
| | 6,785 | 4,029 |

(B) The profit before income tax includes the following charges (credits):

| | Group (Proforma) 3 months ended 31/3/2004 RMB'000 | Group (Proforma) 3 months ended 31/3/2003 RMB'000 |
|---|---|---|
| Depreciation of property, plant and equipment | 609 | 488 |
| Interest expense to related parties | 234 | 285 |
| Interest on borrowings | 7 | - |
| Foreign exchange loss | 13 | 1 |
| Other income including interest income | (393) | (237) |

**1(b)(i) A balance sheet (for the issuer and group), together with a comparative statementas at the end of the immediately preceding financial year.**

| | Group (Proforma) As at 31/3/2004 RMB'000 | Group (Proforma) As at 31/12/2003 RMB'000 | Company As at 31/3/2004 RMB'000 | Company As at 31/12/2003 RMB'000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current assets:** | | | | |
| Cash and bank balances | 100,308 | 110,673 | - | - |
| Trade receivables | 32,971 | 26,001 | - | - |
| Other receivables and prepayments | 11,904 | 5,165 | - | - |
| Amount due from related parties-non trade | 6,763 | 6,848 | - | - |
| Total current assets | 151,946 | 148,687 | - | - |
| **Non-current assets:** | | | | |
| Amount due from related parties-non trade | 143,747 | 130,837 | - | - |
| Property, plant and equipment | 5,244 | 5,854 | - | - |
| Deferred tax assets | 6,303 | 6,346 | - | - |
| Total non-current assets | 155,294 | 143,037 | - | - |
| **Total assets** | 307,240 | 291,724 | - | - |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Current liabilities:** | | | | |
| Current portion of bank loan | 60 | 60 | - | - |
| Trade payables | 1,716 | 1,716 | - | - |
| Other payables | 4,948 | 1,210 | - | - |
| Income tax payable | 26,279 | 23,351 | - | - |
| Amount due to related parties-non trade | 14,329 | 14,095 | - | - |
| Current portion of finance lease | 155 | 155 | - | - |
| Total current liabilities | 47,487 | 40,587 | - | - |
| **Non-current liabilities:** | | | | |
| Bank loan | 80 | 140 | - | - |
| Finance lease | 464 | 503 | - | - |
| Amount due to related parties-non trade | 17,397 | 17,397 | - | - |
| Total non-current liabilities | 17,941 | 18,040 | - | - |
| Shareholders' equity | 241,812 | 233,097 | - | - |
| **Total liabilities and shareholders' equity** | 307,240 | 291,724 | - | - |

**Explanatory Note:**

(1) The Company was incorporated in Bermuda on 20 November 2003. As at 31 March 2004, we had an authorized share capital of US$12,000 comprising 1,200,000 ordinary shares of US$0.01 each, of which 1,200,000 nil paid ordinary shares of US$0.01 each were issued.

(2) For the purpose of this announcement, the balance sheets of the proforma Group as at 31 March 2004 including the comparatives as at 31 December 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place on that date; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(3) The proforma balance sheets of the Group, because of their nature, may not give a

true picture of the actual financial position of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

**1(b)(ii) Aggregate amount of group's borrowings and debt securities.**

**Amount repayable in one year or less, or on demand**

| As at 31/03/2004 | | As at 31/12/2003 | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| RMB215,000 | RMB14,329,000 | RMB215,000 | RMB14,095,000 |

**Amount repayable after one year**

| As at 31/03/2004 | | As at 31/12/2003 | |
|---|---|---|---|
| Secured | Unsecured | Secured | Unsecured |
| RMB544,000 | RMB17,397,000 | RMB643,000 | RMB17,397,000 |

**Details of any collateral**

The proforma Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 31 March 2004, the current portion and non-current portion of the finance lease amounted to approximately RMB155,000 and RMB464,000 respectively.

The Group also has a 3-year loan repayable by yearly instalments commencing 31 March 2004 and is secured on a motor vehicle of the proforma Group. As at 31 March 2004, the current portion and non-current portion of the bank loan amounted to RMB60,000 and RMB80,000 respectively.

**1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Group (Proforma) 3 months ended 31/3/2004 RMB'000 | Group (Proforma) 3 months ended 31/3/2003 RMB'000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Profit before income tax | 11,466 | 7,976 |
| Adjustments for: | | |
| Depreciation expense | 609 | 488 |
| Interest income | (393) | (237) |
| Interest expense | 241 | 285 |
| Operating profit before working capital changes | 11,923 | 8,512 |
| Trade receivables | (6,971) | (9,405) |
| Other receivables and prepayments | (6,739) | (6) |
| Trade payables | - | 6,250 |
| Other payables | 3,738 | 1,076 |
| Amount due from related parties-non trade | 5,368 | - |
| Amount due to related parties-non trade | 234 | 312 |
| Cash from operations | 7,553 | 6,739 |
| Interest paid | (241) | (285) |
| Interest received | 393 | 237 |
| Income tax paid | 182 | (12) |
| Net cash from operating activities | 7,887 | 6,679 |
| **Cash flows from investing activities:** | | |
| Advances to related parties-non trade | (18,193) | (7,206) |
| Purchase of property, plant and equipment | - | (263) |
| Net cash used in investing activities | (18,193) | (7,469) |
| **Cash flows from financing activities** | | |
| Proceeds from borrowing | (60) | 200 |
| Finance lease | (39) | - |
| Net cash from financing activities | (99) | 200 |
| **Net effect of exchange rate changes in consolidating subsidiaries** | 40 | (49) |
| Net increase (decrease) in cash and cash equivalents | (10,365) | (639) |
| Cash and cash equivalents at beginning of year | 110,673 | 27,439 |
| **Cash and cash equivalents at end of year** | 100,308 | 26,800 |

**Explanatory Note:**

(1) For the purpose of this announcement, the proforma cashflow statement of the Group for the 3 months ended 31 March 2004 including the comparatives for the 3 months ended 31 March 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma cashflow statement of the Group, because of their nature, may not give a true picture of the actual cashflow of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Proforma share capital | Translation reserve | Legal reserve | Accumulated losses | Total |
|---|---|---|---|---|---|
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| Balance at 31 December 2002 | 161,992 | (29) | - | (82,793) | 79,170 |
| Net profit for the 3 months ended 31 March 2003 | - | - | - | 4,760 | 4,760 |
| Translation adjustment | - | (49) | - | - | (49) |
| Balance at 31 March 2003 | 161,992 | (78) | - | (78,033) | 83,881 |
| | | | | | |
| Balance at 31 December 2003 | 283,212 | 173 | 1,361 | (51,649) | 233,097 |
| Net profit for the 3 months ended 31 March 2004 | - | - | - | 8,676 | 8,676 |
| Transfer to legal reserve | - | - | 531 | (531) | - |
| Translation adjustment | - | 39 | - | - | 39 |
| Balance at 31 March 2004 | 283,212 | 212 | 1,892 | (43,504) | 241,812 |

**Explanatory Note:**

(1) For the purpose of this announcement, the statement of changes in equity of the proforma Group for the 3 months ended 31 March 2004 including the comparatives for the 3 months ended 31 March 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma statement of changes in equity of the Group, because of their nature, may not give a true picture of the actual changes in equity of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

**Share Capital:**

Details of the changes to the Company's share capital subsequent to 31 March 2004 are as follows:

| Date | Purpose | Par Value (US$) | Issue Price/ Consideration | Number of shares | Resultant issued share capital (US$) |
|---|---|---|---|---|---|
| 29 April 2004 | Issued and fully paid-up ordinary shares of US$0.01 each upon the completion of the Restructuring Exercise as described in the Prospectus. | 0.01 | US$26,493,320 | 2,649,332,008 | 26,493,320 |
| 29 April 2004 | Credited as fully paid upon the completion of the Restructuring Exercise as described in the Prospectus, the 1,200,000 ordinary shares of US$0.01 each that were issued nil paid. | 0.01 | US$12,000 | - | 26,505,320 |
| 29 April 2004 | Share Consolidation | 0.08 | - | 331,316,501 | 26,505,320 |
| | New shares of US$0.08 each to be issued pursuant to the invitation of the Company. | 0.08 | S$0.49 | 110,500,000 | 35,345,320 |
| | Issued and paid-up share capital after the invitation of the Company. | 0.08 | - | 441,816,501 | 35,345,320 |

**Share Options:**

As at 31 March 2004, there were unexercised share options for 26,110,000 unissued ordinary shares (31 March 2003: Nil).

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The profoma Group has applied the same accounting policies and methods of computation adopted in the preparation of the proforma financial statements as presented in the Company's Prospectus.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There were no changes in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

| | Group (Proforma) 3 months ended 31/3/2004 | Group (Proforma) 3 months ended 31/3/2003 |
|---|---|---|
| Earnings per share (EPS) in RMB cents | | |
| (i) Based on pre-invitation share capital* | 2.62 | 1.44 |
| (ii) On a fully diluted basis** | 2.46 | NA |

*For comparative purposes, earnings per share has been calculated based on the net profit attributable to shareholders and the pre-invitation share capital of 331,316,501 shares.

**For the purpose of computing diluted EPS, the number of shares is based on pre-invitation share capital of 331,316,501 shares and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

**(a) current financial period reported on; and**
**(b) immediately preceding financial year.**

| | Group (Proforma) As at 31/3/2004 | Group (Proforma) As at 31/12/2003 | Company As at 31/3/2004 | Company As at 31/12/2003 |
|---|---|---|---|---|
| Net asset value per share in RMB | 0.73 | 0.70 | - | - |

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our proforma Group/Company as at 31 March 2004 and 31 December 2003 and (2) the pre-invitation share capital of 331,316,501 shares.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

   **(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

   **(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

**Review of Operating results**

Compared to 1QFY2003, revenue dropped slightly by approximately 4.2% from RMB19.3 million to RMB18.5 million. Revenue was derived mostly from the K-12 Distance Learning and Educational Content Solutions business segment and this particular business segment has become more competitive. As disclosed in more details below, the revenue of SOE increased from RMB8.5 million in 1QFY2003 to RMB15.3 million in 1QFY2004. The sum of the revenue of the Group and that of the SOE for 1QFY2004 amounted to RMB 33.9 million representing an

increase of 21.8% comparing to the corresponding period in the previous year.

Cost of sales decreased by 17.7% from RMB9.9 million in 1QFY2003 to RMB8.2 million in 1QFY2004. The decrease was mainly due to a reduction in transponder fees as a result of the new pricing under a new contract with our transponder provider and the increase in percentage sharing from the SOE as per the Revenue and Cost Allocation Agreement described in the Prospectus. Consequently, gross profit margin increased slightly by approximately 7.2 percentage points, from 48.6% in 1QFY2003 to 55.8% in 1QFY2004.

We received a service fee of RMB6.8 million in 1QFY2004 as compared to a service fee of RMB4.0 million in 1QFY2003. The SOE recorded a significant increase in its revenue from RMB8.5 million in 1QFY2003 to RMB15.3 million in 1QFY2004, which was mainly attributable to the increase in revenue from the University Distance Learning Solutions business segment. Revenue from this segment increased from RMB6.7 million in 1QFY2003 to RMB15.2 million in 1QFY2004 mainly due to the increase in student enrolment for distance learning. Total students enrolled for distance university education increased from approximately 47,000 as at the end of 1QFY2003 to approximately 71,000 as at the end of 1QFY2004. The aggregate amount of net expenses and proforma adjustments increased from RMB0.9 in 1QFY2003 to RMB4.7 million in 1QFY2004. The increase was mainly due to a one-off tax expense payable by the SOE amounting to RMB3.2 million in 1QFY2004 and an increase in selling expenses.

Selling expenses increased by 32.2% from RMB0.8 million in 1QFY2003 to RMB1.0 million in 1QFY2004. The increase was mainly due to an increase in marketing expenses in preparation for the Group's planned listing in Singapore. Administrative expenses increased slightly by 3.8% from RMB4.6 million in 1QFY2003 to RMB4.8 million in 1QFY2004.

Finance costs decreased by 15.4% from RMB0.29 million in 1QFY2003 to RMB0.24 million in 1QFY2004. This decrease was mainly due to the decrease in loans from a shareholder and a director as a result of discharges on their debts.

Overall, profit before income tax has increased from RMB8.0 million in 1QFY2003 to RMB11.5 million in 1QFY2004, representing an increase of 43.8%. The increase in the profit before tax was mainly due to the service fee we received from the SOE which managed to expand its business in the University Distance Learning Solutions business segment.

Net profit increased from RMB4.8 million in 1QFY2003 to RMB8.7 million in 1QFY2004, representing an increase of 82.3%. This increase is attributable to the increase in the profit before income tax and a decrease in effective tax rate from 40.3% for 1QFY2003 to 24.3% for 1QFY2004.

**Financial Position**

Cash and bank balances decreased from RMB110.7 million as at 31 December 2003 to RMB100.3 million as at 31 March 2004. Amount due from related parties-non-trade increased from RMB137.7 million to RMB150.1 million as the proforma Group extended the SOE further advances for their capital expenditures and working capital purposes. Account receivable increased modestly by 26.8% from RMB26 million as at 31 December 2003 to RMB33.0 million as at 31 March 2004 when cash collection from customers slowed down in the first quarter which is consistent with the pattern in previous years. Net tangible assets as at 31 March 2004 totalled RMB241.8 million (31 December 2003: RMB233.1 million). This represented an increase of 3.7%.

**9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

No forecast or prospect statement had been issued for the period under review.

**10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

The K-12 Distance Learning and Educational Content Solutions segment continues to be the Group's principal revenue contributor. This segment is considered an established and mature segment for the Group and revenue from this segment has been fairly stable for the past year. Gross profit margin has gradually improved over the past year and is currently maintained at around 55% compared to that of around 49% for the 1QFY2003.

On the other hand, the service fee we received from the SOE has been increasing at a promising rate mainly due to the satisfactory performance of University Distance Learning Solutions segment which saw an increase in student enrollment of 47,000 at the end of 1QFY2003 to approximately 71,000 at the end of 1QFY2004. As there is still a number of universities in China which are licensed to conduct courses via distance learning that are not yet doing such, we intend to continue to allocate resources to this business segment to further strengthen our leading position in this sector in China.

Another growth area of the SOE is the Enterprise Networking Products and Services segment which has just commenced operations in the first quarter of 2004. This business segment is targeted at enterprises such as government agencies, large corporations and multinational companies. Such enterprises typically require point to multipoint broadband access so as to facilitate communication and transfer of data voice and video to and from the head office to branches throughout the China. Since we use broadband technology, our solutions are especially well-suited to enterprises with branches in remote parts of China. An example would be a contract just entered with Taikang Life Insurance Co., Ltd ("Taikang Life'), one of China's six national life insurers. We will provide satellite and Internet-based distance learning solutions to Taikang Life's employees throughout China, allowing them to continuously improve their product knowledge and enhance their service standards. This contract is the first large-scale customer in the Enterprises Networking Products and Services segment and bears significant strategic value as this will facilitate our efforts in marketing to other sizeable enterprises. With the increasing needs of enterprises in China, domestic or foreign, to upgrade their IT infrastructure with China's entry into the World Trade Organisation, we believe the Group is uniquely positioned to capitalize on this trend.

For more information on the contract with Taikang Life, please refer to the press release issued concurrently with this announcement.

**11. Dividend**

***(a) Current Financial Period Reported On***

Any dividend declared for the current financial period reported on? None

***(b) Corresponding Period of the Immediately Preceding Financial Year***

Any dividend declared for the corresponding period of the immediately preceding financial year? None

**(c) Date payable**

Not applicable.

(d) **Books closure date**

Not applicable.

12. **If no dividend has been declared/recommended, a statement to that effect.**

No dividends have been recommended.

**PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)**

13. **Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.**

Not applicable.

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Not applicable.

15. **A breakdown of sales.**

Not applicable.

16. **A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.**

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

| | Latest Full Year () | Previous Full Year () |
|---|---|---|
| Ordinary | 0 | 0 |
| Preference | 0 | 0 |
| Total: | 0 | 0 |

BY ORDER OF THE BOARD

Yin Jianping
Executive Chairman
04/06/2004

# AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE 3 MONTHS ENDED 31 MARCH 2004

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the 3 months ended 31 March 2004, are as follows:-

| Name of interested person | Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920) | Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-) |
|---|---|---|
| ChinaCast Co., Ltd Beijing Branch ("CCLBJ") | (a) Service fee paid by CCLBJ to the Group under a technical service agreement between the parties:<br>RMB7,843,581<br><br>(b) Satellite usage platform fee paid by the Group to CCLBJ under a revenue and cost allocation agreement between the parties:<br>RMB1,852,169<br><br>(c) Costs reimbursed to CCLBJ by the Group under a revenue and cost allocation agreement between the parties:<br>RMB3,656,149<br><br>(d) Financial support rendered to CCLBJ by the Group under a technical service agreement between the parties:<br>RMB86,673,011 | |
| ChinaCast Li Xiang Co., Ltd ("CCLX") | (a) Service fee reimbursed to CCLX by the Group under a technical service agreement between the parties:<br>RMB1,058,470<br><br>(b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties:<br>RMB37,336<br><br>(c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties:<br>RMB63,381,997 | |
| Technology Venture Holdings Limited ("TVH") | (a) Shareholder loan extended by TVH to the Group as at 31 March 2004:<br>RMB13,627,173<br><br>(b) Interest expenses to TVH for 1QFY2004:<br>RMB224,680<br><br>(c) Mr. Ron Chan and Mr. Cliff Chow had spent approximately 40 days and 37 days respectively working for the Group, which represented about 70% and 65% of their respective total working time in 1QFY2004. | |
| Terence Luk | (a) Shareholder loan extended by Terence Luk to the Group as at 31 March 2004:<br>RMB701,779<br><br>(b) Interest expenses to Terence Luk for 2004:<br>RMB9,250 | |

# FURTHER INFORMATION RELATING TO THE FIRST QUARTER FOR THE PERIOD ENDED 31 MARCH 2004 FINANCIAL STATEMENT ANNOUNCEMENT IN RESPONSE TO SGX-ST QUERY

ChinaCast Communication Holdings Limited (the "Company") refers to the First Quarter Financial Statement Announcement for the period ended 31 March 2004 made on 4 June 2004 to the query from SGX-ST on 9 June 2004.

The Company wishes to provide the following responses to the query from SGX-ST as follows:-



(a) To explain for the fluctuations in the "Other payables" and "Other receivables and prepayments".

*Response:*

Other payables

Other payables increased by RMB3.7 million from RMB1.2 million as at 31/12/2003 to RMB4.9 million as at 31/03/2004. The increase principally represents an accrual of transponder fee of RMB2.3 million and an increase in accrued salary of RMB1.1 million.

Other receivables and prepayments

Other receivables and prepayments increased by RMB6.7 million from RMB5.2 million as at 31/12/2003 to RMB11.9 million as at 31/03/2004. The increase principally represents deposits of RMB5.5 million for the purchase of peripheral telecommunication equipments to support the satellite operating platform and prepaid expenses of RMB1.2 million related to the initial public offering of the Company.

(b) To provide the Audit Committee's view on whether the remuneration paid to Mr

双 威 通 讯 控 股 有 限 公 司
**ChinaCast Communication Holdings Limited**
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层　　邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788　Fax: 86-10-8528 8366　http://www.chinacastcomm.com

Ron Chan or Mr Cliff Chow is in accordance with the agreement entered into between the Company and TVH.

*Response:*

The effective date of the terms of the respective agreements with TVH on the remuneration of Messrs Ron Chan and Cliff Chow is 1 April 2004. The view of the Audit Committee on whether the remuneration payments of Messrs Ron Chan and Cliff Chow are in accordance with the respective agreements will be provided in the Company's Second Quarter results announcement for the three months ending 30 June 2004.

Submitted by Chow Siu Lam Cliff, Company Secretary on 11/06/2004 to the SGX

## AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE 3 MONTHS ENDED 30 JUNE 2004



Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the 3 months ended 30 June 2004, are as follows:-

| Name of interested person | Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920) | Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-) |
|---|---|---|
| ChinaCast Co., Ltd, Beijing Branch ("CCLBJ") | | (a) Service fee paid by CCLBJ to the Group under a technical service agreement between the parties: RMB8,481,489<br><br>(b) Satellite usage platform fee paid by the Group to CCLBJ under a revenue and cost allocation agreement between the parties: RMB1,798,886 |

双威通讯控股有限公司
**ChinaCast Communication Holdings Limited**
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层 邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788 Fax: 86-10-8528 8366 http://www.chinacastcomm.com

| | | |
|---|---|---|
| | | (c) Costs reimbursed to CCLBJ by the Group under a revenue and cost allocation agreement between the parties:<br>RMB2,198,969<br><br>(d) Financial support rendered to CCLBJ by the Group under a technical service agreement between the parties as at 30 June 2004:<br>RMB110,918,721 |
| ChinaCast Li Xiang Co., Ltd ("CCLX") | | (a) Service fee reimbursed to CCLX by the Group under a technical service agreement between the parties:<br>RMB1,117,922<br><br>(b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties:<br>RMB559,670<br><br>(c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 30 June 2004:<br>RMB63,738,817 |
| Technology | (a) Shareholder loan (principal | |

| | | |
|---|---|---|
| Venture Holdings Limited ("TVH") | plus interest) repaid to TVH by the Group in 2QFY2004: RMB13,753,092<br><br>(b) Interest expenses to TVH for 2QFY2004: RMB125,920<br><br>(c) Mr. Ron Chan and Mr. Cliff Chow had spent approximately 38 days and 39 days respectively working for the Group, which represented about 67% and 70% of their respective total working time in 2QFY2004.<br><br>The Audit Committee is of the view that the remuneration payments to Messrs Ron Chan and Cliff Chow are in accordance with the respective agreements dated 31 January 2004 between the Company, TVH, Ron Chan and Cliff Chow. | |
| Terence Luk | (a) Shareholder loan (principal plus interest) repaid to Terence Luk by the Group in 2QFY2004: RMB706,963<br><br>(b) Interest expenses to Terence Luk for 2QFY2004: RMB5,184 | |

Submitted by Chow Siu Lam, Cliff, Company Secretary on 05/08/2004 to the SGX

Y

**NEWS RELEASE**

**CHINACAST'S 2Q FY2004 NET PROFIT JUMPS 67.2% TO RMB9.4 MILLION**

**- Interim Net Profit up 74% to RMB18.1million**



2QFY2004 Results Highlights:

- Sum of group and SOE revenue grew 25.3% to RMB34.9 million
- Net profit up 67.2% to RMB9.4 million
- SOE revenue jumps 69% to RMB14.4 million from RMB8.5 million

*Singapore, August 5, 2004* – ChinaCast Communication Holdings Limited ("ChinaCast" or "The Group"), a provider of solutions based on satellite broadband and Internet technology in China, today reported a 67.2% jump in its net profit for the three months ended June 30, 2004 ("2Q FY04 ) to RMB9.4 million compared to the RMB5.6 million recorded in the same period in 2003.

On a half yearly basis, (1H FY03 to 1H FY04) net profit jumped 74% to RMB18.1 million up from the RMB10.4 million recorded in the previous corresponding period.

The Group's strong set of financial results in 2Q FY04 was driven by a 25.3% increase in the sum of the revenue of the Group and its Satellite Operating Enterprises or "SOE" (ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd) to RMB34.9 million compared to RMB27.8 million achieved in the previous corresponding period.

The SOE recorded significant increase in revenue, rising 69% to RMB14.4 million in 2Q FY04, driven by improvements in revenue from the University Distance Learning segment, which saw an increase in student enrolment by approximately 51%, from 47,000 at the end of 2Q FY03 to 71,000 at the end of 2Q FY04.

This improvement in SOE performance also led to the increase in the Group's net profit to RMB9.4 million. In 2Q FY04, the Group received RMB7.4 million in service fees, up 80% from the RMB4.1 million received in 2Q FY03.

**Growth Drivers**

While the Group's K-12 Distance Learning and Educational Content Solutions segment continues to be the Group's major revenue contributor, it is an established and mature segment for the Group, and is expected to remain stable in its contribution.

ChinaCast therefore plans to devote more of its effort to grow its University Distance Learning Solutions segment, tapping into China's tertiary education market as there are still a number of universities licensed to conduct distance-learning courses but have not done so. In addition to the seven universities that are generating revenue for SOE, three more universities which have signed up previously are in the student enrolment phase.

ChinaCast also plans to focus on its newly established Enterprise Networking Products and Services segment by targeting larger enterprises in China, which typically require point to multi-point broadband access so as to effectively transmit data throughout various parts of the country.

Said Mr Ron Chan, CEO of ChinaCast: "Our solutions are well-suited for large enterprises in China because our broadband technology enables our clients to reach even the most remote parts of the country."

ChinaCast's first contract in this segment, with TaiKang Life Insurance Co. Ltd., one of China's six national life insurers to provide satellite and Internet-based distance learning solutions to their employees throughout China is progressing well and is expected to be operational in the third quarter of this year.

Added Mr Chan: "This contract marks our entry into the Enterprise Networking Products and Services segment as it will facilitate our effort to penetrate and target other insurance and banking customers. We are currently in discussion with a few potential customers and hope to secure two to three major customers by the end of the year."

To meet the expected increase in customers and their requirements, ChinaCast is currently expanding its Network Operations Centre in Beijing and upgrading its DirecWay satellite hub to enable higher speed, two-way broadband satellite services and to meet the fast growing demands of its education and enterprise customers in China. This system expansion and upgrade will be important for the full commercial launch of the Group's managed IP, VPN, corporate training, business TV and voice over IP services, scheduled to be introduced at the end of the year. It is also beefing up its sales, marketing and after sales staff to maintain high quality customer support.

**About ChinaCast**

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband Internet solutions to educational institutions, government agencies,

enterprises and multinational companies throughout China and is today one of the leading satellite-based services group in China.

ChinaCast offers its Education and Training Products and Services to universities, primary and middle schools (K-12) and corporate training customers, including broadband satellite network services, interactive distance learning applications, multimedia education content, broadband educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking Products and Solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout China. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

---


| | | | |
|---|---|---|---|
| ISSUED ON BEHALF OF | : | ChinaCast Communication Holdings Limited | |
| BY | : | Citigate Dewe Rogerson, i.MAGE Pte Ltd<br>1 Raffles Place<br>#26-02 OUB Centre<br>SINGAPORE 048616 | |
| CONTACT | : | Mr Andrew Cheng / Ms Angela Tan<br>at telephone | |
| DURING OFFICE HOURS | : | 6534-5122 | (Office) |
| AFTER OFFICE HOURS | : | 9633-7377 / 9827-5226 | (Handphone) |
| Email | : | andrew.cheng@citigatedrimage.com/<br>angela.tan@citigatedrimage.com | |


---

082/04/064/CCH

August 5, 2004

## PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

**1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Group (Actual) 2Q ended 30/6/2004 RMB'000 | Group (Proforma) 2Q ended 30/6/2003 RMB'000 | % change +/(-) | Group (Proforma) 1H ended 30/06/2004 RMB'000 | Group (Proforma) 1H ended 30/6/2003 RMB'000 | % change +/(-) |
|---|---|---|---|---|---|---|
| **Revenue** | 20,427 | 19,325 | 5.70 | 38,950 | 38,650 | 0.78 |
| **Cost of sales** | (10,320) | (9,915) | 4.08 | (18,499) | (19,855) | (6.83) |
| **Gross profit** | 10,107 | 9,410 | 7.41 | 20,451 | 18,795 | 8.81 |
| Service fee(Note A) | 7,364 | 4,096 | 79.79 | 14,149 | 8,125 | 74.14 |
| Other income | 2 | - | | 395 | 237 | 66.67 |
| Selling expense | (68) | (716) | (90.50) | (1,099) | (1,496) | (26.54) |
| Administrative expense | (4,833) | (3,756) | 28.67 | (9,617) | (8,366) | 14.95 |
| Profit from operations | 12,572 | 9,034 | 39.16 | 24,279 | 17,295 | 40.38 |
| Finance costs | (218) | (271) | (19.56) | (459) | (556) | (17.45) |
| **Profit before income tax** | 12,354 | 8,763 | 40.98 | 23,820 | 16,739 | 42.30 |
| Income tax expense | (2,978) | (3,155) | (5.61) | (5,768) | (6,371) | (9.46) |
| **Net profit for the year** | 9,376 | 5,608 | 67.19 | 18,052 | 10,368 | 74.11 |

**Explanatory notes**

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus").

(2) (A) For the purpose of this announcement, the proforma financial statements of the Group for the 6 months ended 30 June 2004 including the comparatives for the 6 months and 3 months ended 30 June 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(B) The proforma income statement of the Group, because of their nature, may not give a true picture of the actual financial results of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

(3) The financial statements of the Group for the 3 months ended 30 June 2004 represents the Group's shares of the results of its subsidiaries since the date of acquisition. It also represents the actual results of the Group for the 6 months ended 30 June 2004.

**Notes to Income Statement:**

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

| | 2Q ended 30/6/2004 RMB'000 | 2Q ended 30/6/2003 RMB'000 | % change +/(-) | 1H ended 30/06/2004 RMB'000 | 1H ended 30/6/2003 RMB'000 | % change +/(-) |
|---|---|---|---|---|---|---|
| **Revenue** | 14,426 | 8,487 | 69.98 | 29,758 | 16,957 | 75.49 |
| **Cost of sales** | ( 4,809) | ( 3,282) | 46.53 | (8,634) | (6,856) | 25.93 |
| **Gross profit** | 9,617 | 5,205 | 84.76 | 21,124 | 10,101 | 109.13 |
| Other operating income | 1,700 | 1,932 | (12.01) | 3,450 | 3,865 | (10.74) |
| Interest income | 2 | 4 | (50.00) | 11 | 8 | 37.50 |
| Selling expense | ( 1,518) | ( 526) | 188.59 | ( 2,221) | ( 850) | 161.29 |
| Administrative expense | ( 2,435) | ( 1,614) | 50.87 | ( 5,040) | ( 3,228) | 56.13 |
| Finance costs | - | - | | - | 5 | |
| Income tax expense | ( 2) | - | | ( 3,175) | - | |
| Proforma adjustments | - | ( 905) | | - | ( 1,776) | |
| **Service fee to the Group** | 7,364 | 4,096 | 79.79 | 14,149 | 8,125 | 74.14 |

(B) The profit before income tax includes the following charges (credits):

| | Group (Actual) 2Q ended 30/6/2004 RMB'000 | Group (Proforma) 2Q ended 30/6/2003 RMB'000 | Group (Proforma) 1H ended 30/06/2004 RMB'000 | Group (Proforma) 1H ended 30/6/2003 RMB'000 |
|---|---|---|---|---|
| Depreciation of property, plant and equipment | 610 | 524 | 1,219 | 1,012 |
| Interest expense to related parties | 131 | 271 | 365 | 556 |
| Interest on borrowings | 5 | - | 12 | - |
| Foreign exchange loss | 69 | 1 | 82 | 2 |
| Other income including interest income | (4) | - | (395) | (237) |

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

| | Group (Actual) As at 30/6/2004 RMB'000 | Group (Proforma) As at 31/12/2003 RMB'000 | Company (Actual) As at 30/6/2004 RMB'000 | Company (Actual) As at 31/12/2003 RMB'000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current assets:** | | | | |
| Cash and bank balances | 286,647 | 110,673 | - | - |
| Trade receivables | 28,311 | 26,001 | - | - |
| Other receivables and prepayments | 40,117 | 5,165 | 6,886 | - |
| Amount due from related parties-non trade | 6,763 | 6,848 | - | - |
| Total current assets | 361,838 | 148,687 | 6,886 | - |
| **Non-current assets:** | | | | |
| *Investment in subsidiaries* | - | - | 219,146 | - |
| Due from subsidiaries | - | - | 233,203 | - |
| Amount due from related parties-non trade | 167,894 | 130,837 | - | - |
| Property, plant and equipment | 4,906 | 5,854 | - | - |
| Deferred tax assets | 1,483 | 6,346 | - | - |
| Total non-current assets | 174,283 | 143,037 | 452,349 | - |
| **Total assets** | 536,121 | 291,724 | 459,235 | - |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Current liabilities:** | | | | |
| Current portion of bank loan | 60 | 60 | - | - |
| Trade payables | 1,716 | 1,716 | - | - |
| Other payables | 421 | 1,210 | - | - |
| Income tax payable | 30,945 | 23,351 | - | - |
| Amount due to related parties-non trade | - | 14,095 | - | - |
| Current portion of finance lease | 155 | 155 | - | - |
| Total current liabilities | 33,297 | 40,587 | - | - |
| **Non-current liabilities:** | | | | |
| Bank loan | 80 | 140 | - | - |
| Finance lease | 426 | 503 | - | - |
| Amount due to related parties-non trade | - | 17,397 | - | - |
| Total non-current liabilities | 506 | 18,040 | - | - |
| Shareholders' equity | 502,318 | 233,097 | 459,235 | - |
| **Total liabilities and shareholders' equity** | 536,121 | 291,724 | 459,235 | - |

**Explanatory Note:**

(1) The Company was incorporated in Bermuda on 20 November 2003. As at 31 March 2004, we had an authorized share capital of US$12,000 comprising 1,200,000 ordinary shares of US$0.01 each, of which 1,200,000 nil paid ordinary shares of US$0.01 each were issued.

(2) For the purpose of this announcement, the balance sheet of the Group as at 30 June 2004 has been prepared based on the actual Group structure. The comparatives of the balance sheet of the proforma Group as at 31 December 2003 has been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place on that date; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(3) The proforma balance sheets of the Group, because of their nature, may not give a true picture of the actual financial position of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

- **1(b)(ii) Aggregate amount of group's borrowings and debt securities.**

**Amount repayable in one year or less, or on demand**

| As at 30 June 2004 | | As at 31 December 2003 | |
|---|---|---|---|
| Secured **RMB'000** | Unsecured **RMB'000** | Secured **RMB'000** | Unsecured **RMB'000** |
| 215 | - | 215 | 14,095 |

**Amount repayable after one year**

| As at 30 June 2004 | | As at 31 December 2003 | |
|---|---|---|---|
| Secured **RMB'000** | Unsecured **RMB'000** | Secured **RMB'000** | Unsecured **RMB'000** |
| 506 | - | 643 | 17,397 |

- **Details of any collateral**

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 30 June 2004, the current portion and non-current portion of the finance lease amounted to approximately RMB155,000 and RMB426,000 respectively.

The Group also has a 3-year loan repayable by yearly instalments commencing 31 March 2004 and is secured on a motor vehicle of the Group. As at 30 June 2004, the current portion and non-current portion of the bank loan amounted to RMB60,000 and RMB80,000 respectively

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Group (Actual) 2Q ended 30/6/2004 RMB'000 | Group (Proforma) 2Q ended 30/6/2003 RMB'000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Profit before income tax | 12,354 | 8,763 |
| Adjustments for: | | |
| Depreciation expense | 610 | 524 |
| Interest income | (4) | - |
| Interest expense | 136 | 271 |
| Operating profit before working capital changes | 13,096 | 9,558 |
| Trade receivables | 4,660 | (3,528) |
| Other receivables and prepayments | (28,212) | (678) |
| Trade payables | - | (1,603) |
| Other payables | (3,921) | (144) |
| Amount due from related parties-non trade | - | - |
| Amount due to related parties-non trade | - | 1,176 |
| Cash from operations | (14,377) | 4,781 |
| Interest paid | (136) | (271) |
| Interest received | 4 | - |
| Income tax paid | - | - |
| Net cash from operating activities | (14,509) | 4,510 |
| **Cash flows from investing activities:** | | |
| Advances to related parties-non trade | (24,602) | (1,925) |
| Purchase of property, plant and equipment | (272) | (1,356) |
| Net cash used in investing activities | (24,874) | (3,281) |
| **Cash flows from financing activities** | | |
| Proceeds from borrowing | (14,329) | - |
| Bank and cash balances in subsidiaries acquired | 100,308 | - |
| Proceeds from issue of shares | 240,089 | - |
| Finance lease | (38) | - |
| Net cash from financing activities | 326,030 | - |
| **Net effect of exchange rate changes in consolidating subsidiaries** | - | - |
| Net increase (decrease) in cash and cash equivalents | 286,647 | 1,229 |
| Cash and cash equivalents at beginning of year | - | 26,800 |
| **Cash and cash equivalents at end of period** | 286,647 | 28,029 |

**Explanatory Note:**

(1) For the purpose of this announcement, the proforma cashflow statement of the Group for the 3 months ended 30 June 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma cashflow statement of the Group, because of their nature, may not give a true picture of the actual cashflow of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

**1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

| | Proforma Share capital | Share premium | Translation reserve | Legal reserve | Accumulated losses | Total |
|---|---|---|---|---|---|---|
| | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 | RMB'000 |
| **Group (Proforma)** | | | | | | |
| Balance at 1 April 2003 | 161,992 | - | (78) | - | (78,033) | 83,881 |
| Net profit for the 3 months ended 30 June 2003 | - | - | - | - | 5,608 | 5,608 |
| Transfer to legal reserve | - | - | - | 179 | (179) | - |
| Translation adjustment | - | - | - | - | - | - |
| Balance at 30 June 2003 | 161,992 | - | (78) | 179 | (72,604) | 89,489 |

| | Share capital | Share premium | Translation reserve | Legal reserve | Accumulated earnings | Total |
|---|---|---|---|---|---|---|
| **Group (Actual)** | | | | | | |
| Balance at 1 April 2004 | - | - | - | - | - | - |
| Adjustment arising from the Restructuring Exercise as described in the Prospectus | 219,146 | - | - | - | 33,707 | 252,853 |
| Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses | 73,089 | 167,000 | - | - | - | 240,089 |
| Net profit for the 3 months ended 30 June 2004 | - | - | - | - | 9,376 | 9,376 |
| Transfer to legal reserve | - | - | - | 668 | (668) | - |
| Translation adjustment | - | - | - | - | - | - |
| Balance at 30 June 2004 | 292,235 | 167,000 | - | 668 | 42,415 | 502,318 |
| **Company (Actual)** | | | | | | |
| Balance at 1 April 2004 | - | - | - | - | - | - |
| Adjustment arising from the Restructuring Exercise as described in the Prospectus | 219,146 | - | - | - | - | 219,146 |
| Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses | 73,089 | 167,000 | - | - | - | 240,089 |
| Balance at 30 June 2004 | 292,235 | 167,000 | - | - | - | 459,235 |

**Explanatory Note:**

(1) For the purpose of this announcement, the statement of changes in equity of the proforma Group for the 3 months ended 30 June 2003 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma statement of changes in equity of the Group, because of their nature, may not give a true picture of the actual changes in equity of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

(3) The statement of changes in equity of the Group for the 3 months ended 30 June 2004 represents the Group's share of the results of its subsidiaries since the date of acquisition.

**1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

**Share Capital:**

Details of the changes to the Company's share capital for the 3 months ended 30 June 2004 are as follows:

| Date | Purpose | Par Value (US$) | Issue Price/ Consideration | Number of shares | Resultant issued share capital (US$) |
|---|---|---|---|---|---|
| 29 April 2004 | Issued and fully paid-up ordinary shares of US$0.01 each upon the completion of the Restructuring Exercise as described in the Prospectus. | 0.01 | US$26,493,320 | 2,649,332,008 | 26,493,320 |
| 29 April 2004 | Credited as fully paid upon the completion of the Restructuring Exercise as described in the Prospectus, the 1,200,000 ordinary shares of US$0.01 each that were issued nil paid. | 0.01 | US$12,000 | - | 26,505,320 |
| 29 April 2004 | Share Consolidation | 0.08 | - | 331,316,501 | 26,505,320 |
| | New shares of US$0.08 each to be issued pursuant to the invitation of the Company. | 0.08 | S$0.49 | 110,500,000 | 35,345,320 |
| | Issued and paid-up share capital after the invitation of the Company. | 0.08 | - | 441,816,501 | 35,345,320 |

**Share Options:**

As at 30 June 2004, there were unexercised share options for 26,110,000 unissued ordinary shares (30 June 2003 : Nil).

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation adopted in the preparation of the financial statements as presented in the Company's Prospectus.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There were no changes in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

| | Group (Actual) 2Q ended 30/6/2004 | Group (Proforma) 2Q ended 30/6/2003 |
|---|---|---|
| Earnings per share (EPS) in RMB cents | | |
| (i) Based on weighted average number of ordinary shares in issue* | 2.43 | 1.69 |
| (ii) On a fully diluted basis** | 2.30 | NA |

*The calculation of earnings per share for the actual results for the 3 months ended 30 June 2004 is based on the net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 386,566,501 shares. For comparative purposes, earnings per share for the proforma results for the 3 months ended 30 June 2003 has been calculated based on the net profit attributable to shareholders and the pre-invitation issued share capital of 331,316,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue of 386,566,501 shares and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

**(a) current financial period reported on; and**
**(b) immediately preceding financial year.**

| | Group (Actual) As at 30/6/2004 | Group (Proforma) As at 31/12/2003 | Company As at 30/6/2004 | Company As at 31/12/2003 |
|---|---|---|---|---|
| Net asset value per share in RMB | 1.14 | 0.70 | 1.04 | - |

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 30 June 2004 and 31 December 2003 and (2) the share capital of 441,816,501 shares as at 30 June 2004 (31 December 2003: 331,316,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

**(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**

**(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.**

**Review of Operating results**

| | 2Q ended 30/6/2004 RMB'000 | 2Q ended 30/6/2003 RMB'000 |
|---|---|---|
| **Revenue of the Group** | | |
| K-12 and content delivery | 20,427 | 19,325 |
| **Revenue of the SOE** | | |
| University Distance Learning Solutions | 13,687 | 8,039 |
| IT/Management Training Courses and Solutions | 408 | 14 |
| K-12 Distance Learning and Educational Content Solutions | 17 | 434 |
| Enterprise Networking Products and Services | 314 | - |
| **Sub-total** | 14,426 | 8,487 |
| **Sum of the Group's and SOE's revenue** | 34,853 | 27,812 |

The sum of the revenue of the Group and that of the SOE for 2QFY2004 amounted to RMB34.9 million representing an increase of 25.3% compared to the corresponding period in the previous year. Compared to 2QFY2003, revenue of the Group increased slightly by approximately 5.7% from RMB19.3 million to RMB20.4 million. As disclosed in more details below, the revenue of SOE increased from RMB8.5 million in 2QFY2003 to RMB14.4 million in 2QFY2004.

With revenue increased by approximately 5.7%, the Group's cost of sales also increased slightly by 4.1% from RMB9.9 million in 2QFY2003 to RMB10.3 million in 2QFY2004. Gross profit margin improved slightly from 48.7% in 2QFY2003 to 49.5% in 2QFY2004.

The Group received a service fee of RMB7.4 million in 2QFY2004 as compared to a service fee of RMB4.1 million in 2QFY2003. The SOE recorded a significant increase in its revenue from RMB8.5 million in 2QFY2003 to RMB14.4 million in 2QFY2004, which was mainly attributable to the increase in revenue from the University Distance Learning Solutions business segment. Revenue from this segment increased from RMB8 million in 2QFY2003 to RMB13.7 million in 2QFY2004 mainly due to the increase in student enrolment for distance learning. Total students enrolled for distance university education increased from approximately 47,000 as at the end of 2QFY2003 to approximately 71,000 as at the end of 2QFY2004. Gross profit margin of the SOE improved from 61% in 2QFY2003 to 67% in 2QFY2004 mainly due to the scaleable nature of the University Distance Learning Solutions business segment. Selling expense of the SOE increased by 189% from RMB0.5 million in 2QFY2003 to RMB1.5 million in 2QFY2004, as a result of the increase in sales and marketing activities of SOE. Administrative expense of the SOE increased by 51% from RMB1.6 million in 2QFY2003 to RMB2.4 million, mainly as a result of increase in the number of staff.

The Group's selling expenses dropped significantly from RMB716,000 in 2QFY2003 to RMB68,000 in 2QFY2004, as the Group reduced the resources allocated to the development of the K-12 Distance Learning and Educational Content Solutions segment. Administrative expenses increased by 28.7% from RMB3.8 million in 2QFY2003 to RMB4.8 million in 2QFY2004. The increase was mainly due to the commencement of remuneration for certain directors of the Group after the conclusion of the Series B financing round in September 2003.

Finance costs of the Group decreased by 19.6% from RMB0.27 million in 2QFY2003 to RMB0.22 million in 2QFY2004. This decrease was mainly due to the decrease in loans from a shareholder and a director as a result of discharges on their debts.

Overall, profit before income tax has increased from RMB8.8 million in 2QFY2003 to RMB12.4 million in 2QFY2004, representing an increase of 41%. The increase in the profit before tax was mainly due to the service fee we received from the SOE which managed to expand its business in the University Distance Learning Solutions business segment.

Net profit of the Group increased from RMB5.6 million in 2QFY2003 to RMB9.4 million in 2QFY2004, representing an increase of 67.2%. Consequently, net profit in 1HFY2004 increased by 74.1% to RMB18.1 million as compared to 1HFY2003.

**Financial Position**

Pursuant to the Group's initial public offerings on the SGX, 110.5 million new shares were issued at an issue price of S$0.49 each. Cash and bank balances increased from RMB110.7 million as at 31 December 2003 to RMB286.6 million as at 30 June 2004. Account receivable increased slightly by 8.8% from RMB26 million as at 31 December 2003 to RMB28.3 million as at 30 June 2004. Prepayment and other receivable increased from RMB5.2 million as at 31 December 2003 to RMB40.1 million as at 30 June 2004 mainly as a result of the deposit payments of RMB22 milion to suppliers for the purchase of equipments and an addition of receivable of RMB7.5 million of remaining proceeds from IPO. Net tangible assets as at 30 June 2004 totaled RMB502.3 million (31 December 2003: RMB233.1 million). This represented an increase of 215.5%.

**Financial support to SOE**

For the 3 months ended 30 June 2004, the Group extended further advances of RMB24.6 million to the SOE, which raised the amount due from SOE from RMB150.1 million as at 31 March 2004 to RMB174.6 million as at 30 June 2004. Approximately RMB0.8 million of these advances is for financing the capital expenditures of the SOE and the remaining balance is for working capital purposes. Cash and bank balances of SOE increased from RMB0.7 million as at 31 March 2004 to RMB36.2 million as at 30 June 2004. Account Receivable of the SOE amounted to RMB13.1 million as at 30 June 2004.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

No forecast or prospect statement had been issued for the period under review.

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

The K-12 Distance Learning and Educational Content Solutions segment continues to be the Group's principal revenue contributor. This segment is considered an established and mature segment for the Group and revenue from this segment has been fairly stable for the past year. Gross profit margin has been maintained at comparable level as 2QFY2003 at around 49%.

On the other hand, the service fee we received from the SOE has been increasing at a promising rate mainly due to the satisfactory performance of University Distance Learning Solutions segment. In addition to the 7 existing universities that are generating revenues for SOE, 3 universities which have signed contracts with the SOE previously are in the student enrolment phase and their distance learning courses are expected to start later this year.

The Enterprise Networking Products and Services segment, which commenced marketing operations at the end of 1QFY2004, is progressing well. Our first major enterprise customer, Taikang Life Insurance Co., Ltd. ("Taikang"), is in beta testing and we anticipate bringing them to commercial service in early 3Q. The insurance and banking sector is a key target market and our project with Taikang has enabled us to make excellent inroads to other insurance and banking customers. We have identified and qualified additional strategic sales opportunities in these sectors as well as in other key sectors and hope to close an additional 2-3 major customers within the second half of the year. We are currently ramping up our sales, marketing and customer support staff to meet the demands of the market.

We are also in the process of expanding our Satellite Network Operations Center in Beijing and taking delivery of our new DirecWay satellite hub upgrade to enable two-way broadband satellite services. This will be important for the full commercial launch of our private IP and VPN network solutions for the enterprise market, which we anticipate to do in 4QFY2004.

The issue of new shares at the Company's initial public offering in May this year has further strengthened the Group's financial position. This strong cash position not only supports the expansion plans of our various business segments but also enables the Company to capture acquisition opportunities of business, products or technologies that are complementary to our own should such opportunities arise in the future.

11. **Dividend**

***(a) Current Financial Period Reported On***

None

***(b) Corresponding Period of the Immediately Preceding Financial Year***

None.

**(c) Date payable**

Not applicable.

**(d) Books closure date**

Not applicable.

**12. If no dividend has been declared/recommended, a statement to that effect.**

No dividends have been recommended.

**PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)**

**13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.**

Not applicable

**14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.**

Not applicable.

**15. A breakdown of sales.**

Not applicable

**16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.**

Not applicable.

BY ORDER OF THE BOARD

Yin Jianping
Chairman
5/8/2004

# FURTHER INFORMATION RELATING TO THE SECOND QUARTER FINANCIAL STATEMENT ANNOUNCEMENT FOR THE PERIOD ENDED 30 JUNE 2004

ChinaCast Communication Holdings Limited (the "Company") refers to the Second Quarter Financial Statement Announcement for the period ended 30 June 2004 made on 5 August 2004 and wishes to provide further information to the following items of the Group's balance sheet:-

Current liabilities: Amount due to related parties-non trade

Amount due to related parties-non trade under current liabilities of approximately RMB14.1 million as at 31 December 2003 represented loans (principal plus interest) due to Technology Venture Holdings Limited and Mr Terence Luk. This amount was nil as at 30 June 2004 due to the full repayment of these loans by the Group.

Non-current liabilities: Amount due to related parties-non trade

Amount due to related parties-non trade under non-current liabilities of approximately RMB17.4 million as at 31 December 2003 represented amount due to the Satellite Operating Entities ("SOE") as a result of adjustments made to include the loss of the SOE in the Group's *proforma* financial statements on the assumption that the structure of the Group arising from the Restructuring Exercise as described in the Prospectus of the Company (the "Prospectus") had been in place on that date (details of this balance sheet item is set out in note 33.11 on page A-37 of the Prospectus). The said amount was nil as at 30 June 2004 as the financial statements of the Group for the second quarter for the period ended 30 June 2004 were prepared based on actual results and therefore contain no such proforma adjustments.



Submitted by Chow Siu Lam Cliff, Company Secretary on 12/08/2004 to the SGX

双威通讯控股有限公司
**ChinaCast Communication Holdings Limited**
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层　　邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788　Fax: 86-10-8528 8366　http://www.chinacastcomm.com

**NEWS RELEASE**

**CHINACAST ESTABLISHES ADVISORY BOARD**

*Singapore, August 16, 2004* – ChinaCast Communication Holdings Limited ("ChinaCast"), a provider of solutions based on satellite broadband and Internet technology in China, has appointed Dr. Michael Sun and Mr. Stephan Carrier to the Group's Advisory Board with effect from July 2004.

The Group's Advisory Board is an independent board created by and appointed by ChinaCast's CEO and Executive Directors and comprises of senior consultants who advise the Group on matters pertaining to corporate strategy and industry alliances.

Dr. Sun, previously Corporate Vice President and General Manager of Hughes Network Systems ("HNS") China, is currently the CEO of China-based General Plan Multimedia, a digital television set top box manufacturer and media company. He brings with him more than twenty years of experience with various IT and telecom organizations such as General Electric, Sprint Telenet and Computer Sciences Corporation.

Dr. Sun received his Ph.D. from Georgetown University, Washington, DC, in 1976. He received his Master degree in Computer Science from The John Hopkins University and his MBA from Marymount University of Virginia. Dr. Sun received his first degree from the National Cheng Kung University in Taiwan in 1970.

Law-trained Mr. Carrier has close to 30 years of corporate experience. He was the Vice President, Business Development and General Counsel of Hughes Network Systems, Inc. before this appointment. During his period of employment with HNS, he was actively involved in joint venture exercises, evaluation of the company's investments on a global basis and advised the company on all legal matters worldwide. Mr. Carrier also previously worked with the Satellite Business Systems, a satellite communications joint venture of IBM, Aetna and Comsat, as Assistant General Counsel before he joined HNS. Mr. Carrier started his career in public service in the US, rising up the ranks from Trial Attorney with the Civil Aeronautics Board to his last position with the Board as Chief, Competition Maintenance Section in 1979.

Mr. Carrier is an alumnus of Columbia University, New York, where he graduated in 1973 from the Graduate School of Law and received his MBA from the University's Graduate School of Business Administration in the same year.

Said Mr. Ron Chan, CEO of ChinaCast: "We are delighted to have both Dr. Sun and Mr. Carrier on our Advisory Board. Their past experiences are synergistic to that of our business and we are certain their appointments as members of the Group's Advisory Board will definitely add value to us."

**About ChinaCast**

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband Internet solutions to educational institutions, government agencies,

enterprises and multinational companies throughout China and is today one of the leading satellite-based services group in China.

ChinaCast offers its Education and Training Products and Services to universities, primary and middle schools (K-12) and corporate training customers, including broadband satellite network services, interactive distance learning applications, multimedia education content, broadband educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking Products and Solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout China. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

---


| | | | |
|---|---|---|---|
| ISSUED ON BEHALF OF | : | ChinaCast Communication Holdings Limited | |
| BY | : | Citigate Dewe Rogerson, i.MAGE Pte Ltd<br>1 Raffles Place<br>#26-02 OUB Centre<br>SINGAPORE 048616 | |
| CONTACT | : | Ms Dolores Phua / Ms Angela Tan<br>at telephone | |
| DURING OFFICE HOURS | : | 6534-5122 | (Office) |
| AFTER OFFICE HOURS | : | 9750-8237 / 9827-5226 | (Handphone) |
| Email | : | dolores.phua@citigatedrimage.com /<br>angela.tan@citigatedrimage.com | |


---

095/04/005/CCH
August 16, 2004

Dated 27 August 2004

Dear ShareInvestor Forum members and Investors,

Thank you for your interest in ChinaCast and the questions posted over the past week. I am Michael Santos, Vice President, Strategic Business Development of ChinaCast Communication Holdings Limited, and it is my pleasure to have this opportunity to interact with all ShareInvestor forum members and investors here. I hope this Q&A session will be able to provide you a better understanding of ChinaCast, our businesses, our potential and future prospects.

I have included each question in black followed by our replies in *blue italics*.

Sincerely,
Michael Santos
Vice President, Strategic Business Development
ChinaCast Communication Holdings Limited



*Chengeelieng, you wrote:*

Hi, there, I have been your investor since your IPO and since then your stock has been dropping till today about over 50% of IPO price although your company has been making profit. Could you comment? Is your company looking into dividends for shareholders like us?

*Dear Ee Lieng,*

*First of all, thanks for writing in. Our Group has sound fundamentals as can be seen in the consistent delivery of good results since our listing. Most recently, we've reported a 74% rise in net profit for 1HFY2004 as compared to 1HFY2003. We have well mapped-out growth plans to capitalize on the vast growth potential of both the education and enterprise markets in China and anticipate continued healthy growth in both revenue and profit.*

*We will continue to build shareholder value by managing our business as well as we can, which is in our control, and let the market to decide our share price, which is not in our control. As shown by the incredible growth of Chinese IT/telecom/internet stocks in 2003, followed by the decrease in early 2004, market sentiment is cyclical*

双 威 通 讯 控 股 有 限 公 司
**ChinaCast Communication Holdings Limited**
北京市朝阳区建国门外大街永安东里 8 号华彬国际大厦 15 层　　邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788　　Fax: 86-10-8528 8366　　http://www.chinacastcomm.com

*but in the long term still quite positive.*

*As for our dividend policy, as we are still in high growth phase, we believe it's in our best interest to reinvest profits for further business expansion. Thus, there are currently no immediate plans for a dividend distribution. We will re-evaluate our dividend policy in the future as conditions change but rest assured all our business strategy is geared towards maximizing shareholder value.*

*As Mary Meeker, a well respected analyst at Morgan Stanley stated in a recent China internet research report, we are still in the very early stages of the internet in China. If you believe in the long term that incomes will rise in China, then an investment in a well- managed and well-positioned company in the China IT/telecom/internet market will grow in line with the growth of incomes in China. ChinaCast is such a company, especially with our leading market position in the e-learning and enterprise service space.*

Philip, you wrote:

Hi, I was given some placement shares at 0.49 cents and the price has been falling from day one. Do you have any plans to address this matter i.e. falling price esp. the company is making money? Maybe you would like to announce a dividend payout or better coverage by analyst?

*Dear Philip,*

*Thanks for your email. To answer your first question, please refer to my answer to the question from Ee Lieng's above. With regards to better coverage by analysts, we are currently being covered by two well respected Singapore-based analysts, SIAS Research and SBI E2-Capital Research (recently renamed Westcomb Research). Both analysts gave BUY recommendations for ChinaCast and were impressed by our business model and growth prospects in the China e-learning and enterprise IT/telecom service sectors. You can get a copy of the latest SBI E2-Capital Research report from the investor relations section of our web site.*

*We have also recently participated in European and US road shows over the past two months and have put together an expanded PR plan of additional road shows, one-on-one meetings with fund managers and other research firms and an expanded corporate image campaign to increase the coverage of the company.*

*Magne, you wrote:*

Dear management, before I ask my questions, I just want to applaud you for doing a Q&A in this bad market. And boy, investors have been extremely merciless to your shares.

(1) Is it true that the K12 distance learning program is likely to plateau in terms of its contribution? I read that in the news release but do not quite understand why it has reached "maturity" as the China market is so big. How many students on your enrolment for the K12 segment?

*Dear Magne,*

*Thanks for your interest in ChinaCast. We feel it's important to make ourselves as accessible as possible to our shareholders, especially in these times of market uncertainty, so as to clarify any issues and to keep our investors informed of new developments.*

*Actually, the China K-12 (Kindergarten through 12th grade or senior high school) segment, is a vast market, with over 660,000 schools and 10 million teachers and principals in China that require continuous education skills training. ChinaCast has established a strong foothold in this market and this is reflected in the stable contribution from this segment for the past year where over 50% of our revenue was from K-12 services. We also signed a contract last December with the China Children and Teenagers' Fund (another K-12 segment customer) for an e-learning network of up to 10,000 sites and 140 million RMB in potential revenue over the next three years. Thus, I believe the word 'mature' refers to the fact that the K-12 segment is a solid revenue and profit generator for the company and is growing at a steady rate, as opposed to our newer business segments (such as the university segment) which are growing at a much faster rate.*

*For the K-12 segment, ChinaCast provides content delivery of educational teaching content for school teachers and administrators, not for the students themselves. We sell this service on a monthly subscription basis to each school, not to each teacher.*

(2) If your students get wired up on Broadband, do they still need to use the satellites from ChinaCast?

*Our customers (universities, K-12 schools, government and enterprise customers), usually have both terrestrial broadband connections as well as our satellite connection. They use the satellite for the interactive video streaming and multimedia content distribution, which typically requires anywhere from 512 kbps to 6 Mbps of bandwidth and the terrestrial broadband for the interactive data, which is around 256 kbps.*

(3) I suspect you might have said this before but hope you don't mind. Can you please explain how you derive your revenue? For example, how do you charge your students and are those small satellites that they have at home to access the programs the property of ChinaCast? I also suspect a lot of investors are unfamiliar with your business

model, good if you can spend some time on this explanation? Thanks again!

*Sure, no problem for this is very important to fully appreciate our business model. Our business primarily consists of e-learning and IT/telecom 'services' that we provide to several types of customers; i.e., universities, K-12 schools, government agencies and corporate enterprises. We do not currently sell our products or services to individuals (like students, consumers, etc.).*

*We also derive revenue from associated hardware (satellite dish, routers, studio equipment, etc.), software, installation and maintenance services associated with the e-learning and IT/telecom services but this is minimal compared to our service revenue. Some customers prefer to buy the hardware but most have the cost of the equipment bundled into the service fee.*

*In the university e-learning segment, we provide the interactive distance learning network equipment and services (satellite hardware, software and bandwidth) on a turnkey basis to our university customers and in return the universities pay us a percentage (typically 20%-30%) of each student's tuition fee. As of the end of 2Q 2004, we had over 70,000 students from seven universities using this e-learning service. This is a high growth and very profitable business for the company.*

*In the K-12 educational content delivery segment, we derive our revenue from monthly fees from each school for the subscription to our broadband content distribution network, which distributes educational multimedia content for teachers and school administrators periodically to end users over our nationwide satellite network.*

*In the government and enterprise IT/telecom service segment, we derive our revenue from monthly fees for the network connectivity service we provide for each organization. In some cases, we also charge them for educational content delivery as in the case of the K-12 segment.*

*Ang Swee Keng, you wrote:*

Hi, I would like to know when the company will issue a dividend? Whether can let us know Yr2005 to Yr2006 what is the forecast dividend?

Thanks & With warmest to the management

*Dear Swee Keng,*

*Thanks for your question. Regarding our dividend policy, please see my answer to the question from Ee Lieng*

*above.*

*Shaz, you wrote:*

(1) Why has the stock price been falling lately despite good results?

*Dear Shaz,*

Thanks for your interest in our company. That's a good question which we're still trying to figure out! I'm sure some of the decline in share price is due to the current market sentiment regarding a slowdown in the China economy, high oil prices, etc. However, we still feel very strongly that the fundamentals of the company remain strong, our management team's execution has been quite good, we continue to deliver good results and the long term prospects of the China e-learning and IT/telecom/internet market is pretty recession proof. If you look at comparable education and IT service companies listed on the SGX, we're quite undervalued with regards to P/E. We'll just keep doing what we need to do to create shareholder value and let the market decide how much to value us.

(2) Any dividend policy in the pipeline?

*Please see my response to Ee Lieng's question above regarding dividends.*

(3) Any more disclosures on P/L and B/S and C/F on the China SOE?

*As you can see from our latest MASNET filing for 2Q 2004, we have added more financial information for the SOE (China satellite operating entity). Due to current PRC regulatory policy, we cannot consolidate fully the SOE financials. In the meantime until we can fully consolidate, we will provide as much information as possible on the SOE financials.*

(4) Any share buyback by company or mgmt to instill confidence?

*As of this time, we have no plans for share buyback as we are confident of our Group's long-term growth strategies. In any case, it's somewhat premature to consider a share buyback given that we only listed less than 6 months ago.*

*Kevin Lee, you wrote:*

Dear Management, I have a few questions:

(1) ChinaCast's growth has been commendable to date. What have been the most important factors contributing to the growth of the company so far?

*Dear Kevin,*

*Thanks for taking the time to write in. Some key factors in the growth of the company include our first mover advantage in the fast growing e-learning and enterprise sector IT/telecom service sector and our capital efficient and profit driven business model that has enabled us to turn profitable within 18 months of commercial operation.*

*We are spearheaded by an experienced management team, with an average of more than 15 years of experience in the IT/telecom industry in Asia and we enjoy well-established business relationships in China. Last but not least, we have a very capable, professional, technically skilled and motivated team at ChinaCast. We believe that these are the most important factors in contributing to the growth of the company so far.*

(2) What are the greatest challenges that face the company as it continues its growth and development?

*As in any fast growth service business, intense competition, market changes and the ability to execute and deliver results will be key issues to sustain our growth. Our company is well positioned to address these issues in the future since we've managed to be a leading player in our market segment after only 3 years of commercial operation and are the first PRC e-learning and enterprise IT/telecom company to go public on the SGX.*

(3) What does the company do to identify the talents of its people and what does it do to develop these talents? Does the company believe that it has the best talent suited to its field? Why or why not?

*We have a good mix of PRC and international, technical and financial expertise in the company, which gives us a good mix of resources and business contacts. We try to recognize the best attributes of our staff and help them develop their skills to the best of their potential. That involves exploring their strengths and making sure that they are placed in the fields where their key assets are most well suited. There is no hard and fast rule to this but on the whole, team-work and open communication is vital in our approach to employee development.*

(4) Does the company believe that it is the best in its chosen field, or does it believe that it can become the best? Why or why not?

*Even though we're either the leading company or in the top 2-3 in each of the segments that we currently operate in, we still continue to strive to deliver the best service at the best price to our customers and to build shareholder*

*value for our investors. If we continue to do this then our market position will take care of itself.*

(5) What would you say is unique to the culture of the company? Are there certain practices and traditions that permeate the organization that are not present in the competition?

*That's a great question and actually identifies the key essence of what we believe to be our strongest suit. As stated above, our culture of having an experienced mix of PRC and international employees and shareholders, our capital efficient and profit driven business model, our technical and financial execution capabilities and our focus on the customer are what differentiates us from our competitors in China.*

(6) In any industry, profits always draw competitors. What does the company do to defend its market position and fend off competitors?

*As stated above, our focus on the customer and our ability to mobilize our technical capabilities and financial resources to address their needs enables us to be very competitive in the marketplace. We continue to strive to provide new products and services and to reduce our costs to stay ahead of the competition. We never take our market position for granted especially in China where the rapid influx of foreign direct investment will invariably create an ever increasing rate of change, both in competitors and market opportunities.*

*Kenny Wong, you wrote:*

The current Share Value is $.22(+-). This is >50% fall in relative share price. What are the factors causing such a price fall and what has the company have planned for the future?

*Dear Kenny,*

*Thank you for your query. Share price performance is a result of a number of factors, some of which are beyond our control and are dictated by market conditions. What's more important to note is our sound fundamentals, management execution, market potential and growth strategies as these are the factors that are important to the long-term growth of the company. Please also refer to my answers to the questions from Ee Lieng and Shaz above regarding share price.*

*Our future plans include expanding our products and services to the fast growing PRC education market as the government has identified that education is fundamental to continued economic growth. For instance, the PRC government spends 3% of GDP on education compared to over 5% by developed countries. Thus, the PRC government is now welcoming additional private and even foreign investment in this sector. As a leading player in*

*the e-learning market, we plan to launch additional products and services to expand our customer base as well as develop new partnerships with international educational institutions and technology companies.*

*We have also identified strong demand for enterprise IT/networking solutions especially for the Fortune 500 companies and multinational companies (MNCs) investing in China. We will launch full commercial enterprise IT/Telecom services in the second half of 2004 and provide new services including videoconferencing, telemedicine and VOIP. We are also actively exploring strategic alliances, mergers and acquisitions to accelerate growth.*

*Liu Jun, you wrote:*

Could you give me an explanation on why the stock performance is continuously poor after the IPO? Is it because the IPO price is too aggressive? As it is so much higher than the net tangible asset per share.

*Dear Liu Jun,*

*Thank you for question for it seems to be on a lot of people's minds, including our own. Please refer to my answer to Ee Lieng's and Shaz's questions above. With regards to net tangible assets per share and PE ratio, it doesn't seem that our ratios are out of line with other comparables. In fact, with regards to PE ratio, it seems we are undervalued compared to other similar education and IT/telecom/internet companies listed on the SGX.*

*BC Seah, you wrote:*

Hi, the share price has been dropping since the 1st day of trading. Is there any intension of pulling out of SGX and get list in China? And what is the ideal share price in the market with current profit.

*Dear BC,*

*Thank you for your interest in ChinaCast. We are happy to be here listed on the SGX for the long term and definitely have no intention of pulling out. The SGX listing has been a very favorable development for our Company and we strongly believe the long term prospects remain quite good. As for the ideal share price, we'll just continue to focus on delivering results and creating shareholder value and let the investment community decide. As stated above, please try to get a copy of recent research reports covering ChinaCast from SIAS.*

*Research and E2-Capital to see what the analysts are saying.*

*Eric Teng, you wrote:*

Hi, would like to know how the management looks at the prospect of the company and as well the company shares price for the next six months. I noticed that company's shares price keep dropping since its IPO listing, is there any specify reasons that caused this to happen? Kindly advise on the above.

Thanks & Regards,
Eric

*Dear Eric,*

*Thank you for your e-mail and once again I refer you to my answers above. I truly hope the investment community gets a better perspective of the company and recognizes our excellent growth potential.*

*Justin Tan, you wrote:*

Are there any similarities in the way of SOEs and those used by Enron? What measures / rules are applied to prevent an occurrence of Enron incident?

Thank you

*Dear Justin,*

*Thank you for your e-mail. We are definitely* ***NOT*** *an Enron. Our corporate structure (listed company outside of PRC and SOE in PRC) is currently required by all Chinese companies that go public outside of the PRC (such as the NASDAQ, Hang Seng and SGX) due to the investment regulations of the PRC. Thus, many companies such as Sina, Netease, Sohu, and others, have a similar corporate structure. As the PRC implements the WTO investment guidelines, we anticipate in the near future that we will be able to consolidate the finances of the SOE.*

*We practice transparency and good corporate governance by informing the public and shareholders of our major corporate and industry developments in a timely manner and we intend to continue to do so in the future.*

Thanks again to all of you who sent in questions and for our investors' continued support and commitment. This Q&A forum and questions from educated investors such as our colleagues above will go a long way in improving

our investor relations. Please feel free to contact our team anytime if you should have any additional questions or comments.

All the Best,

Michael J. Santos

Vice President, Strategic Business Development

ChinaCast Communication Holdings Limited